================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              -------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MARCH, 2004


                       COMMISSION FILE NUMBER: 001-13425


                     RITCHIE BROS. AUCTIONEERS INCORPORATED


                                 6500 RIVER ROAD
                   RICHMOND, BRITISH COLUMBIA, CANADA V6X 4G5
                                 (604) 273-7564


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [ ]           Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]          No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

================================================================================

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Ritchie Bros. Auctioneers Incorporated, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 19, 2004                      Ritchie Bros. Auctioneers Incorporated



                                          By:  /s/  Robert S. Armstrong
                                               --------------------------------
                                               Robert S. Armstrong
                                               Corporate Secretary

                               ANNUAL REPORT 2003

                                                            [RITCHIE BROS. LOGO]

CONTENTS

To Our Fellow Shareholders                   2
Growth Potential                             6
Creating Value for our Customers            11
  Our Relationships with Equipment Buyers   14
  Our Relationships with Equipment Sellers  18
Plans for the Future                        27
The Ritchie Bros. Auction Process           32
Financial Information                       33
Selected Financial and Operating Data       54
Supplemental Quarterly Data                 55
Shareholder Information                     56

In this annual report, all dollars amounts are stated in United States dollars unless a different currency is indicated.

Ritchie Bros. Auctioneers conducts over 140 unreserved industrial auctions every year and operates through over 90 locations around the world.

We sell a wide range of construction, transportation, mining, forestry, petroleum, marine and agricultural equipment. All items in a Ritchie Bros. Auction are sold to the highest bidder without minimum bids or reserve prices.

                            TWENTY-FIVE YEAR SUMMARY

                               GROSS AUCTION SALES

                            in billions of US dollars

                                  [BAR CHART]

                                     BUYERS

                                  in thousands

                                  [BAR CHART]

                                   CONSIGNORS

                                  in thousands

                                  [BAR CHART]

              WE VALUE OUR CUSTOMER RELATIONSHIPS ABOVE ALL ELSE.

                                    [PHOTO]

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RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

TO OUR FELLOW SHAREHOLDERS

WHEN WE WROTE TO YOU LAST YEAR, WE SAID THAT THE SIGNIFICANT INVESTMENTS IN PEOPLE, FACILITIES AND INFRASTRUCTURE MADE FROM 1998 THROUGH 2001 HAD GIVEN US THE CAPACITY AND OPERATING LEVERAGE TO GROW OUR BUSINESS PROFITABLY FOR MANY YEARS TO COME. WE NOTED THAT WE HAD GIVEN OURSELVES THE ABILITY TO HOLD LARGER MORE COST-EFFECTIVE AUCTIONS AND THAT WE HAD SUFFICIENT CAPACITY IN PLACE TO GROW OUR BUSINESS BY AS MUCH AS 50% FROM PRESENT LEVELS. WITH THIS PERIOD OF SIGNIFICANT INFRASTRUCTURE EXPANSION BEHIND US, WE WERE ABLE TO FOCUS ON PRODUCTIVITY AND CUSTOMER SERVICE IN 2003. WE FOLLOWED THROUGH ON THAT PLAN AND MADE OUR 40TH YEAR OUR MOST SUCCESSFUL YET.

In 2003 we served more customers than ever before. Over 23,000 consignors(12% higher than in 2002) chose unreserved Ritchie Bros. auctions when they decided to sell their trucks and equipment; and more than 55,000 buyers (also 12% higher than in 2002) bought trucks and equipment at our auctions. As a result, we were able to set new records for gross auction sales, auction revenues and net income. We took advantage of the foundation we had established and the momentum that continues to build around our unreserved auctions.

The productivity of our salesforce improved dramatically. Gross auction sales per sales representative increased from an average of $7.2 million in 2002 to $8.3 million in 2003. We attribute this improvement primarily to the increased maturity and experience of our sales force - the large number of Territory Managers added to the team from 1998 through 2001 have evolved from rookies into seasoned veterans. Going forward, we plan to increase the size of our sales force while striving to keep productivity above the $8.0 million mark.

To continue growing our business, we need to work with people who haven't traditionally turned to the auction channel to buy or sell equipment, especially those who have relied on private sales (contractors selling directly to other contractors), which remains one of the most popular ways of buying and selling in our market. Our unreserved auctions may be the proverbial "better mouse-trap" but they don't sell themselves. Our job is to build relationships with potential customers and show them the benefits of participating in our global marketplace. The fact that an ever-increasing number of buyers and sellers are choosing Ritchie Bros. is proof that we are on the right track.

Continued growth will come from efforts on many fronts, including expansion into new asset categories and geographies, further development of our Internet tools, and additions to our international network of auction sites. But at the end of the day, the success of these initiatives is dependent on our ability to develop relationships with new customers. That's why in 2004


--------------------------------------------------------------------------------


 THE SUCCESS OF EACH AUCTION CONTRIBUTES TO THE SUCCESS OF THE NEXT -- A LARGE
    BIDDING AUDIENCE HELPS US TO ATTRACT MORE EQUIPMENT, WHICH ATTRACTS MORE BIDDERS, WHICH ATTRACTS MORE EQUIPMENT, AND SO ON. IT HAS BEEN THIS WAY FOR 40 YEARS. THIS POSITIVE MOMENTUM IS FUELED BY OUR STEADFAST COMMITMENT TO HOLDING
    ONLY UNRESERVED AUCTIONS AND OUR COMPANY-WIDE FOCUS ON CUSTOMER SERVICE.

(2)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

we will be working on several customer service initiatives including completion of the roll-out of a new customer relationship management system, increased enrollment in our training program for new Territory managers, and customer service training for all staff.

Ours has always been a relationship business and we value our customer relationships above all else. Our past success is attributable to the strength of these relationships and without doubt our future success will be based on the same thing. This is why the entire Ritchie Bros. team is focused on providing the best possible customer service. That team is comprised of 590 men and women working in 22 countries around the world, but we act as one in the aggressive pursuit of our common goal -- to offer our customers the best-run auctions in the world.

We offer our thanks to our fellow employees for their dedication and commitment, to our fellow shareholders for their support, and to our customers for choosing Ritchie Bros. Auctioneers.

                                    [PHOTO]

/s/ Peter Blake            /s/ Dave Ritchie            /s/ Rob Mackay
-----------------------    ------------------------    -------------------------
Peter Blake                Dave Ritchie                Rob Mackay

SENIOR VICE PRESIDENT,     CHAIRMAN,                   EXECUTIVE VICE PRESIDENT
CHIEF FINANCIAL OFFICER    CHIEF EXECUTIVE OFFICER

/s/ Rob Whitsit          /s/ Roger Rummel              /s/ Randy Wall
---------------------   ---------------------------   ----------------------
Rob Whitsit             Roger Rummel                  Randy Wall

SENIOR VICE PRESIDENT   SENIOR VICE PRESIDENT         PRESIDENT,
SOUTHEAST DIVISION      SOUTHWEST& MEXICO DIVISIONS   CHIEF OPERATING OFFICER

THE RITCHIE BROS. AUCTIONEERS EXECUTIVE COMMITTEE

                                                                             (3)

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                                    [PHOTO]

                                    [PHOTO]

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

GROWTH POTENTIAL

WE OPERATE IN THE MASSIVE AND HIGHLY FRAGMENTED INDUSTRIAL EQUIPMENT MARKET. WE SELL MORE USED TRUCKS AND EQUIPMENT THAN ANYBODY ELSE IN THE WORLD AND WE ARE LARGER THAN OUR NEXT 40 AUCTION COMPETITORS COMBINED, BUT WE SERVE ONLY A SMALL FRACTION OF THE TOTAL MARKET -- PROBABLY LESS THAN 2%. OUR GROWTH POTENTIAL IS OBVIOUS.

We sell, through unreserved public auctions, a broad range of equipment, including equipment used in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. Our customers are primarily end users of equipment, such as contractors, and they also include equipment manufacturers, dealers, brokers and finance companies.

We are fortunate to have a dominant market position in a highly fragmented market. We have been growing steadily for 40 years but we still have significant growth potential.

THE OPPORTUNITY HAS PRESENTED ITSELF. There is estimated to be in the range of $1 trillion worth of used equipment of the type we sell in circulation worldwide, with approximately $100 billion of that equipment changing hands each year. Private sales between equipment owners and sales involving equipment dealers and brokers have traditionally accounted for most of the transactions in this highly fragmented market. We estimate that all auctioneers combined currently handle about 5% of the transactions. In our most mature markets, we believe that auctioneers are selling as much as 25% of the used equipment; in some markets Ritchie Bros. has 50% or more of the auction share. As the largest participant in a large and fragmented market, we see strong growth opportunities for many years, regardless of what is happening in the broader economy. Throughout the Company's history we have been able to grow our

                                    [PHOTO]



Nick Nicholson             Guylain Turgeon          Rob Armstrong

VICE PRESIDENT             MANAGING DIRECTOR        VICE PRESIDENT
SOUTH CENTRAL DIVISION     EUROPEAN OPERATIONS      FINANCE & INTERNET SERVICES;
                                                    CORPORATE SECRETARY




                  Dale Finlan                 Clay Tippett

                  CHIEF INFORMATION OFFICER   VICE PRESIDENT
                                              MARKETING & CUSTOMER RELATIONS

(6)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

business during both good times and bad times, and we expect this to continue.

WE ARE EXPANDING OUR FOOTPRINT IN NON-TRADITIONAL MARKETS. In addition to growth in our core truck and equipment markets, we have been increasing our presence in other markets, especially agriculture. We will look at opportunities to expand into markets where we can create value for our customers by bringing some or all of the following competitive advantages to the table:

-        Our reputation

-        Our international network of auction sites

-        Our customer base

-        Our marketing systems

-        Our Internet tools

- And most significantly, the ability of our unreserved auctions to deliver the best possible price

OUR INTERNET SERVICES ARE CREATING VALUE. One of the factors contributing to our growth in recent years has been the leveling of the playing field in the used equipment market. Thanks in part to the Internet, equipment owners are now much better informed about market values and have easy access to information about what's available for sale. While some market participants had an information advantage in the past, the increasing transparency in today's market has changed that significantly. In an environment where all players have equal access to information, transactions migrate to the most efficient marketplace, which in our industry is a Ritchie Bros. unreserved auction. Evidence that this increasing transparency is favoring Ritchie Bros. is the fact that our average bidder audiences have increased by approximately 20% since we began offering buyers the opportunity to participate in our live auctions over the Internet. The vast majority of our bidders still choose to attend our auctions in person and physically inspect the equipment; but the rbauctionBid-Live service and the depth of information available on the rbauction.com website have enabled us to expand our bidding audiences, creating an environment where Internet bidders and live bidders compete against each other on a level playing field - this is the best of both worlds for bidders and consignors.

                                    [PHOTO]



Dean Siddle                 Sylvain Touchette           Mike Ritchie

VICE PRESIDENT              VICE PRESIDENT              VICE PRESIDENT
SENIOR VALUATION ANALYST    EASTERN CANADA DIVISION     WESTERN CANADA DIVISION





Vic Pospiech                        Mike Murray           Denis Prevost

VICE PRESIDENT                      VICE PRESIDENT        VICE PRESIDENT
ADMINISTRATION & HUMAN RESOURCES    NORTHWEST DIVISION    NATIONAL ACCOUNTS

                                                                             (7)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003


                       AVERAGE INDUSTRIAL AUCTION IN 2003
                       ----------------------------------

                    $11.0 MILLION IN GROSS AUCTION SALES

                            1,200 REGISTERED BIDDERS

                            1,100 LOTS

                              160 CONSIGNORS


                   UNRESERVED - WHY IS IT SO IMPORTANT TO US?
                   ------------------------------------------

     EACH AND EVERY RITCHIE BROS. AUCTION IS "UNRESERVED". AT RITCHIE BROS. "UNRESERVED" MEANS THAT THERE ARE NO MINIMUM PRICES - EVERYTHING SELLS TO THE
HIGHEST BIDDER ON SALE DAY. WE DO NOT ALLOW CONSIGNOR BUY-BACKS, BID-INS OR ANY
    OTHER TYPE OF ARTIFICIAL PRICE MANIPULATION. "UNRESERVED" IS A FOUNDING PRINCIPLE OF OUR COMPANY AND ONE OF OUR MOST SIGNIFICANT COMPETITIVE ADVANTAGES.
 WE HAVE MAINTAINED OUR STEADFAST COMMITMENT TO THIS PROCESS FOR OVER 40 YEARS BECAUSE WE BELIEVE THAT OUR CUSTOMERS DESERVE TO BE TREATED WITH FAIRNESS AND INTEGRITY. IN OUR VIEW, THE ONLY AUCTION THAT LIVES UP TO THIS STANDARD IS AN
                              UNRESERVED AUCTION.

 BY STICKING TO OUR POLICY OF HOLDING ONLY UNRESERVED AUCTIONS, WE ARE ABLE TO ATTRACT A LARGE AND DIVERSE BIDDER AUDIENCE -- AN AVERAGE OF 1,200 BIDDERS FROM
 ALL OVER THE WORLD PARTICIPATE IN EACH OF OUR INDUSTRIAL AUCTIONS. BY ALLOWING THESE BIDDERS TO COMPETE IN AN OPEN AND FAIR AUCTION ENVIRONMENT, WE ARE ABLE TO
    TRANSCEND LOCAL MARKET CONDITIONS AND DELIVER THE BEST POSSIBLE PRICES.


                                [PHOTO]  [PHOTO]

(8)

                                    [PHOTO]

                                    [PHOTO]

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

CREATING VALUE FOR OUR CUSTOMERS

AT THE END OF THE DAY, IT COMES DOWN TO PROVIDING THE HIGHEST POSSIBLE LEVEL OF CUSTOMER SERVICE AND DEVELOPING STRONG CUSTOMER RELATIONSHIPS.

                            Our focus on people and
                         relationships will allow us to
                         continue growing our business.

We understand the importance of these relationships, and in 2003 we rededicated ourselves to customer service and our goal of offering our customers the best run auctions in the world. How do we do this?

OUR DEDICATED CUSTOMER SERVICE TEAM

At the end of 2003, we had 188 sales representatives calling on equipment owners around the world. The members of our sales team, together with our Customer Service Managers, are critical to our success - they represent the frontline in our ongoing effort to develop strong relationships with our customers. Many of our salespeople come to us with an equipment background, having worked for an equipment or truck dealership, rental company or contractor. They apprentice with an experienced member of our team before taking on their own territory. It can take 24 months or longer for a new Territory Manager to reach the level of productivity that we expect. More recently, we have also been focusing on hiring younger people with post secondary degrees (who may not have an equipment background but are bright, hard working and ambitious) and putting them through our comprehensive training program for new Territory Managers. The first graduates of this program are now working as Territory Managers in several regions and many are already demonstrating the potential to become future leaders of our company. Adding quality people to our team, giving them the right tools and then helping them up the learning curve is a core part of our strategy for delivering superior customer service.

OUR INTERNATIONAL NETWORK OF AUCTION SITES

We conduct recurring auctions at 29 locations around the world, giving us a network of sites that is attractive to consignors of equipment with widely dispersed fleets and to equipment manufacturers wanting access to multiple regional markets. Many of our auction sites are equipped with environmentally certified painting and refurbishing facilities, purpose-built auction theatres and equipment display yards. This network of sites allows us to deliver to our customers an unparalleled level of

                                                                 [PHOTO] [PHOTO]

                                                                            (11)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                        WHAT DRIVES OUR SUPPLY OF EQUIPMENT?
                        ------------------------------------

WE CAN DO WELL IN GOOD TIMES AND IN BAD, AS LONG AS CIRCUMSTANCES ARE CHANGING.
   ANY ECONOMIC, POLITICAL OR OTHER FACTOR THAT LEADS TO A DESIRE OR NEED FOR
    PEOPLE TO BUY OR SELL EQUIPMENT CREATES WORK FOR RITCHIE BROS. ECONOMIC
        UNCERTAINTY TYPICALLY FUELS THE SUPPLY OF USED EQUIPMENT. SO DO
  FLEET REALIGNMENTS, FINANCIAL PRESSURE, MERGERS AND ACQUISITIONS, INVENTORY REDUCTIONS, LEASE RETURNS, PROJECT COMPLETIONS AND EVEN RETIREMENTS. AS LONG AS
  A FEW OF THESE FACTORS ARE AT WORK SOMEWHERE IN THE WORLD, RITCHIE BROS. HAS CUSTOMERS TO CALL ON. BECAUSE THE USED EQUIPMENT MARKET IS SO LARGE AND BECAUSE
 THERE ARE SO MANY DIFFERENT DRIVERS INFLUENCING OWNERS' DECISIONS TO SELL, OUR
               BUSINESS VOLUME IS NOT RELATED TO ECONOMIC CYCLES.

                                    [PHOTO]

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

service. Our 22 permanent auction sites have, on average, over 50 acres of developed land, and some have over 100 acres. We have ample room at most of our locations to hold larger auctions and grow our business. In 2004, we will be opening our newest permanent auction site on 90 acres in Sacramento, California. This will replace our existing regional operation on leased land in Stockton.

OUR SUPPORTING SYSTEMS AND THE PEOPLE BEHIND THEM

Less visible but no less important is the supporting infrastructure that enables us to deliver our services efficiently and effectively. To support the size and breadth of our operations, we have developed sophisticated marketing and information technology operations. We are continually refining the way we do things and are always looking for better ways to help our customers. Our systems today -- from marketing to salesite operations to Internet bidding -- enable us to provide an unparalleled level of service to our customers. Our newest technology tool is a sophisticated customer relationship management system that we began rolling out to our sales force during the second half of 2003. The information provided by this system should enable our Territory Managers to deliver better service to existing customers and be more efficient in their efforts to develop relationships with new customers.

As a Company, our challenge is to use these tools -- our people, our facilities and our infrastructure -- to create value for our customers. The ever-increasing numbers of buyers and consignors who choose Ritchie Bros. are the proof that we are succeeding.

                                    [PHOTO]

                                    [PHOTO]

OUR RELATIONSHIPS WITH EQUIPMENT BUYERS
---------------------------------------

                            CUSTOMER RELATIONSHIPS-
                          We have over 400,000 active
                         customers in over 200 countries

There are many places a buyer can go to acquire equipment. An increasing number of equipment buyers are coming to our auctions. Why?

UNRESERVED AUCTIONS CREATE A TRANSPARENT MARKET

We sell everything on an unreserved basis. As a result, bidders at our auctions compete on an open and level playing field. There are no minimum prices and sellers are not allowed to bid on their own equipment. While some auctioneers openly permit sellers to bid on their own items, or will bid on the equipment themselves to artificially support prices, we maintain a strict commitment to our policy prohibiting consignors from bidding on their own equipment, either directly or through agents. And Ritchie Bros. doesn't bid on any of the equipment in our auctions.

Our commitment to selling everything on an unreserved basis is one of our most significant competitive advantages when it comes to attracting bidders; and large bidder audiences attract consignments, which in turn attract more bidders, in a self-reinforcing cycle.

BUYERS PAY A FAIR MARKET PRICE

Because everything is sold on an unreserved basis, buyers at a Ritchie Bros. auction always pay a fair market price. All bidders compete on an equal basis irrespective of their negotiating skills or buying power; and they know that the people they are bidding against are legitimate bidders like themselves. We don't promise any bargains, but our buyers can always be confident that they are paying fair market value.

(14)

                                    [PHOTO]

Not only does every item sell on sale day to the highest bidder, once the auctioneer says "SOLD" the negotiations are over. The buyer simply pays Ritchie Bros. and then takes possession of the equipment without any need to haggle over payment or delivery terms.

CLEAR TITLE IS GUARANTEED TO OUR BUYERS

Buyers at a Ritchie Bros. auction do not need to be concerned about the financial condition of the sellers. If we can't deliver clear title, the buyer receives a full refund. Without such a guarantee, buyers run the risk of having their equipment repossessed by the bank that financed the previous owner - something buyers attending other auctions don't think about until it's too late. We commit considerable resources to identifying and coordinating the release of all liens before we sell the equipment.

CUSTOMERS CAN INSPECT, TEST AND COMPARE BEFORE BIDDING.

We recognize that used equipment needs to be inspected and compared to other units before being purchased. On average, 80% of our buyers are end users of equipment who intend to take the equipment to their jobsite and use it to earn income - they are not willing to buy without inspecting. We organize our auction yards so that customers can compare similar items and determine the condition and value of the equipment before placing any bids. Marshalling the equipment at our auction yards and allowing our customers to "kick the tires" are very valuable features of a Ritchie Bros. auction.

WE MAKE IT EASY TO BUY

Our sale sites feature covered theater-style seating for the bidders -- during the auction, the rolling stock is driven over an elevated ramp in front of the bidders.

                                                                            (15)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

In addition to displaying the equipment to facilitate on-site inspections, we arrange for transportation, finance and other service companies to be present at our auction sites so customers can get competitive quotes before they bid.

Our dedicated and experienced sales and support team is a key factor in our success, and they are always available if bidders need additional help or information.

BUYERS DON'T WASTE THEIR TIME

During 2003, the average Ritchie Bros. industrial auction included over 1,100 lots from 160 different consignors, covering a diverse array of truck and equipment categories and manufacturers. At our auctions, an equipment buyer can inspect in one day what might have taken weeks if the equipment were being offered for sale by a number of vendors in various locations. A buyer can purchase multiple brands and models of equipment and attachments in one place, on one day, with one invoice - rather than having to negotiate with multiple vendors. And because many consignors take advantage of our painting and refurbishing services, the equipment typically requires little, if any, additional investment by its new owner before it can be put to work. This one stop shopping approach addresses the needs of our customers, most of whom are contractors who are willing to spend only a limited amount of time away from their jobsites.

BIDDERS CAN BE IN TWO PLACES AT ONCE

Customers who are able to satisfy themselves as to the value of particular pieces of equipment, but can't be at the auction site on sale day, can still participate in one of two ways:

                          rbauctionBid-Live INTERFACE

                                    [PHOTO]

(16)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

RBAUCTIONBID-LIVE is our Internet bidding service. This service allows qualified bidders to hear the auctioneer, follow the bid and ask numbers and see the item being sold, live and in real-time over the Internet. Bidding is as simple as clicking the bid button, which continuously updates to reflect the auctioneer's current asking price. By the end of 2003, Internet bidders were representing approximately 20% of the registered bidders at our auctions.

PROXY BIDS from qualified bidders can be submitted in advance of the auction via our website, via fax, or by calling the sale site directly. Customers placing proxy bids specify the maximum price they are willing to pay for the lots in which they are interested. Proxy bids are introduced into the auction process just as they would have been if the bidders were attending the auction in person. The auctioneer ensures that proxy bidders never pay more than they would have if they had been there to place their own bids on auction day.

[PHOTO]                                                                  [PHOTO]

                 SERVICES FOR EQUIPMENT OWNERS @ RBAUCTION.COM

                                    [PHOTO]

                                                                            (17)

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                                    [PHOTO]

OUR RELATIONSHIPS WITH EQUIPMENT SELLERS
----------------------------------------

Equipment sellers come to Ritchie Bros. to achieve the highest possible return on the sale of their equipment. How do we do that?

WE DELIVER A GLOBAL MARKETPLACE

We typically mail about 50,000 full-colour brochures for each of our auctions to a strategic selection of customers from our proprietary database of over 400,000 potential bidders in over 200 countries. In addition, all of the equipment is listed on our website and our auctions are advertised in trade journals and industry publications, as well as promoted to the bidders attending other Ritchie Bros. auctions. This marketing effort allows us to directly expose the trucks and equipment being sold in our auctions to a large and geographically diverse pool of buyers. Interested bidders can then participate in our auctions either in person or by bidding on-line using the rbauctionBid-Live service, ensuring that the largest possible bidding audience is participating in the auction.

OUR AUCTIONS ARE ABLE TO TRANSCEND LOCAL MARKET CONDITIONS

Our auctions attract a large number of foreign and out-of-state/out-of-province buyers. Transportation costs are frequently not an issue for these bidders because, compared to the value of the equipment, such costs can be relatively insignificant-particularly the costs of ocean freight. As a result, we are able to deliver world market prices for our consignors' equipment regardless of local market conditions. On average, over 50% of our gross auction sales go to buyers from outside the region in which the auction is held.

WE HELP OUR CONSIGNORS GET THE MOST NET DOLLARS FOR THEIR EQUIPMENT

Although we charge higher commissions than some other auctioneers, the comprehensive service we provide in order to enhance the resale value of the equipment enables us to achieve higher returns for equipment sellers. Over 23,000 consignors chose Ritchie Bros.

(18)

                                    [PHOTO]

in 2003 because they understood that our unreserved auctions would put the most net dollars in their pockets at the end of the day.

                            THE RITCHIE BROS. VALUE
                             PROPOSITION IS SIMPLE:
                         We get you the best net return
                         on the sale of your equipment.

On average, over 1,200 bidders participate in each of our industrial auctions. Bidders participate aggressively, whether they are at the auction site or bidding over the Internet, because they know our auctions are fair and open. The introduction of Internet bidding has resulted in an average 20% increase in registered bidders -- rather than negatively impact our live crowds, the rbauctionBid-Live service has allowed us to add a significant number of new bidders to each auction. Because we are using the Internet to enhance (rather than replace) our live auctions, consignors get the best of both worlds.

On sale day, our experienced auctioneers and ringmen create an exciting atmosphere and a rapid pace, selling up to 100 lots per hour. And with over 80% of our buyers being end users, prices are often closer to retail than wholesale. Our auctions provide the environment needed to generate the best prices.

In addition, our experience over 40 years and 2,400 auctions has taught us that some pieces of equipment sell better in their "working clothes", while in other cases an investment in new tires, some body work or a fresh coat of paint can increase the value of a piece well beyond the cost of the work itself. A prudent plan to make a machine "auction-ready" can generate returns well in excess of the refurbishing costs; and when we see such an opportunity, we will recommend it to our consignor.

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RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

WE OFFER AN INTERNATIONAL NETWORK OF AUCTION SITES

With regularly scheduled auctions at 29 auction sites around the world, and numerous off-site sales, owners can sell their equipment when and where they want. This gives us an unparalleled ability to help owners sell their equipment, whether they have a single piece in their yard or a fleet spread out over several states, provinces or countries.

The Ritchie Bros. value proposition is simple: we get you the best net return on the sale of your equipment.

WE DO ALL THE WORK

We take the hassle out of selling equipment so our customers can concentrate on their business. We help consignors sell their equipment quickly, efficiently and with a minimum commitment of time, energy or costs. We can coordinate transporting the equipment to the auction site and look after any cleaning, refurbishing or painting required to get the equipment auction-ready. We store the equipment in our secure yards prior to the sale and until the equipment is removed by the new owner. We also handle questions from prospective bidders, take care of the marketing and title searches, and set up the auction yard so bidders can inspect, test and compare the equipment. Perhaps most importantly, we help our consignors with all of their equipment-any make, model or manufacturer, high-value or low-value, big or small, young or old. After the auction, we handle the collections and we pay out the net proceeds. Our consignors don't have to negotiate with multiple buyers.

OUR REFURBISHING FACILITIES ARE ENVIRONMENTALLY CERTIFIED

We have built environmentally certified refurbishing facilities at many of our auction sites and can arrange for all necessary painting and refurbishing work to be done right in our yards. Environmental compliance is important to Ritchie Bros. and all of our refurbishing facilities are designed to recycle all waste products generated. With environmental regulations tightening the world over,

                                    [PHOTO]

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                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

equipment owners who want to paint their equipment before selling it are finding that they have fewer and fewer alternatives. As a result, our refurbishing facilities have become a valuable competitive advantage.

WE TAILOR OUR AUCTION CONTRACTS TO MEET THE NEEDS OF OUR CUSTOMERS

Our goal is to come up with the contract that best suits the needs of the customer. Most of our consignments are done on a straight commission basis. In these cases, we act as agent for the consignor and [ILLEGIBLE] a percentage of the selling price. In other cases, when a consignor is selling a significant fleet, we can offer to underwrite the sale by providing the owner with a guarantee or by purchasing the equipment outright. Even though the equipments till sells without any price protection or reserves at the auction, the owner is assured a guaranteed minimum amount. In these cases, we factor in a higher commission rate since we are effectively providing an insurance policy on the resale value of the equipment.

RITCHIE BROS. IS A RELIABLE AND REPUTABLE BUSINESS PARTNER

Ritchie Bros. has an impressive balance sheet, has been conducting unreserved industrial auctions for over 40 years and is a public company listed on both the New York Stock Exchange and the Toronto Stock Exchange. Our customers know that we have the financial strength to live up to our commitments - when they sign a contract with Ritchie Bros. they know that their equipment will sell, that it will sell for fair market value, and that they will be paid in full. They can also be proud that they are doing business with a trusted and reputable business partner that adheres to the highest standards of business ethics.

[PHOTO]                                                              [PHOTO]

                                 RISK MANAGEMENT
                                 ---------------

  STRAIGHT COMMISSION CONTRACTS POSE LITTLE RISK TO RITCHIE BROS. HOWEVER, IN
   CASES WHERE WE UNDERWRITE A CONTRACT, EITHER BY OFFERING A GUARANTEE OR AN OUTRIGHT PURCHASE, WE ASSUME THE RISK OF THE SALE. THESE UNDERWRITTEN CONTRACTS REPRESENTED ABOUT 25% OF OUR BUSINESS IN 2003, WHICH IS IN LINE WITH OUR TYPICAL
                                 BUSINESS MIX.

  WE MITIGATE OUR RISK WHEN ENTERING INTO UNDERWRITTEN CONTRACTS BY BUILDING A RISK PREMIUM INTO OUR COMMISSION RATE AND BY FOLLOWING AN APPRAISAL PROCESS THAT DRAWS ON OUR EXTENSIVE FIELD EXPERIENCE AND OUR PROPRIETARY APPRAISAL DATABASE.
 WE ALSO USE OUR KNOWLEDGE OF MAJOR EQUIPMENT DEALS AROUND THE WORLD TO FORM A
    VIEW OF THE PIPELINE OF EQUIPMENT COMING TO MARKET AND TO ANTICIPATE ANY POTENTIAL SUPPLY/DEMAND IMBALANCES. FURTHER MITIGATING THE RISK IS OUR LIMITED EXPOSURE TO CHANGES IN EQUIPMENT VALUES - THE TIME FROM SIGNING A CONTRACT TO
            THE DATE OF THE AUCTION IS TYPICALLY ONLY 30 TO 45 DAYS.

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RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                         2003 CUSTOMER EXPERIENCE SURVEY
                         -------------------------------

IN JUNE 2003, WE HIRED AN INDEPENDENT RESEARCH COMPANY TO SURVEY 25,000 OF OUR CUSTOMERS, RANDOMLY SELECTED FROM ACROSS NORTH AMERICA. HERE ARE SOME OF THE MOST SIGNIFICANT RESULTS.

                     PERCENTAGE OF RESPONDENTS WHO WERE EITHER
                  "SATISFIED" OR "VERY SATISFIED" IN THESE AREAS

                                                                    Satisfied or Very Satisfied
                                                                    ---------------------------
Overall level of satisfaction with Ritchie Bros.                                89%

Level of satisfaction with our Auction Services and Facilities                  83%

Level of satisfaction with our website -- rbauction.com                         82%

Level of satisfaction with their RBA Territory Manager                          82%

                 PERCENTAGE OF RESPONDENTS WHO RATED US EITHER
         "BETTER" OR "MUCH BETTER" THAN OUR COMPETITORS IN THESE AREAS

                         Better or Much Better
                         --------------------
Professionalism                   89%

Integrity                         83%

Trustworthiness                   82%

Dependability                     84%

Customer Service                  83%

Consistency of Service            85%

Innovation                        83%

Expertise                         85%

RESPONDENTS INDICATED THAT THEY ATTEND AN AVERAGE OF 3.6 RITCHIE BROS. AUCTIONS PER YEAR. OVER 40% ATTEND 4 OR MORE PER YEAR. RESPONDENTS ALSO INDICATED THAT THEY TRAVEL AN AVERAGE OF 250 MILES TO ATTEND OUR AUCTIONS. ALMOST 40% TRAVEL MORE THAN 200 MILES.

71% OF RESPONDENTS PLAN TO MAINTAIN THEIR LEVEL OF BUSINESS WITH RITCHIE BROS. OVER THE NEXT YEAR WHILE 25% PLAN TO INCREASE THE AMOUNT OF BUSINESS THEY DO WITH US, CITING GROWTH, EXPANSION, AND FAVORABLE PAST AUCTION RESULTS AS REASONS. ONLY 4% PLAN TO DO LESS BUSINESS. IN ADDITION, 91% RECOMMENDED RITCHIE BROS. TO FRIENDS AND COLLEAGUES DURING THE PAST YEAR.

[PHOTO] [PHOTO]

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                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

PLANS FOR THE FUTURE

OUR STRATEGY FOR 2004 IS ESSENTIALLY THE SAME STRATEGY WE HAVE BEEN FOLLOWING SINCE OUR FIRST INDUSTRIAL AUCTION IN 1963. WE ARE STILL FOCUSED ON CUSTOMER SERVICE, WE ARE STILL COMMITTED TO THE UNRESERVED AUCTION PROCESS AND WE ARE STILL LOOKING TO GROW. WE PLAN TO STAY FOCUSED ON WHAT WE DO BEST-SELLING INDUSTRIAL ASSETS AT UNRESERVED PUBLIC AUCTIONS AROUND THE WORLD.

The total number of registered bidders at our industrial auctions increased 16% to 181,000 in 2003. One of the drivers behind the growth in registered bidders was the roll-out of rbauctionBid-Live, our Internet bidding service. By the end of the year, Internet bidders were representing approximately 20% of the registered bidders at our auctions; instead of replacing live bidders, the Internet brought new participants to our auctions, resulting in much larger overall audiences. In addition, the popularity of the rbauction.com website has continued to grow as an ever increasing number of equipment owners are turning to rbauction.com for the information they need to manage their fleets. The Internet has given us the opportunity to add a new dimension to our customer relationships-a virtual dimension.

The growing number of consignors and bidders choosing Ritchie Bros. points to the increasing popularity of our auctions. While we have an extensive customer base, introducing our services to equipment owners who don't yet know us, and to industries where we are only scratching the surface, remains a critical growth strategy for Ritchie Bros. At the same time, we must remain flexible and responsive to the needs of each customer. We understand that our customers choose Ritchie Bros. not because we are the biggest, but because we provide the best service.

WE INTEND TO CONCENTRATE ON THE FOLLOWING AREAS IN 2004:

EXPANDING INTO RELATED ASSET CATEGORIES

We will continue to look for growth outside our traditional markets where we can see opportunities to create value for customers. In recent years, we have looked to boost our sales of agricultural equipment and over-the-road trucks and trailers. We have also been expanding our activities in the marine sector -- including industrial marine and pleasure craft, and have been selling an increasing amount of industrial and agricultural real estate.

We are open to new opportunities, especially when we have a competitive advantage by virtue of our reputation, our network of auction sites, our customer base, and the ability of a Ritchie Bros. unreserved auction to generate world market prices.

EXPANDING INTO NEW GEOGRAPHIC MARKETS

In 2003, we saw significant growth in our Canadian, European and Middle Eastern operations. We didn't hold any auctions in Asia in 2003 due to the lack of demand for equipment from local buyers, trade barriers in several countries and depressed purchasing power throughout

                                                                 [PHOTO] [PHOTO]

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RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

the region. However, we were able to generate significant consignments from the region by helping Asian consignors access stronger markets in other parts of the world.

During 2003 we held our first ever auctions in Greece and South Africa and we opened a sales office in Brazil. Over the next five years, we expect that our most significant sales growth will come from the United States and Europe. But by the end of this decade, we anticipate that our growth will be shifting to markets such as China, India, Brazil and Eastern Europe. We are currently working with customers in all of these markets but have yet to hold auctions there. As we develop more and deeper relationships with local equipment owners (primarily by working with buyers from these consumption-oriented regions), and as these markets evolve, we expect to increase our level of activity, leading eventually to local auctions.

Our operations in 2003 were impacted by the general weakening of the US dollar. Approximately 30% of our revenues and 40% of our expenses are denominated in currencies other than the US dollar (in our case, primarily the Canadian dollar and the Euro). Because these amounts are translated into US dollars for presentation in our financial statements, our overall revenues and expenses end up being affected by currency swings. However, the revenue and expense amounts roughly offset with the result that the bottom line impact of currency swings in 2003 was essentially neutral.

Although it is not having a discernable impact on our earnings, the relative weakness of the United States dollar and the relative strength of the Euro and the Canadian dollar are having an impact on the buying and selling patterns of equipment owners. As expected, an increasing number of foreign buyers are participating in our US auctions and we are noticing a reduced level of

                                    [PHOTO]

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                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

participation by Americans in our non-US auctions. Anything that causes change is good for Ritchie Bros. because it generates transactions. The dynamics of changing currency valuations are complex, but for Ritchie Bros., change is positive.

EXPANDING OUR INTERNATIONAL NETWORK OF AUCTION SITES

Since 1997 we have made significant investments in our network of auction sites-- adding several new sites and upgrading several older ones. During 2003, we opened new permanent auction sites in Orlando, Florida and Prince George, British Columbia. We established new regional auction units in Valencia, Spain and Melbourne, Australia

We now have 22 permanent auction sites (each with an average of over 50 acres of developed land) and 7 regional auction units. A regional auction unit is an auction site on leased land, typically with fairly modest facilities, whereas a permanent auction site is on land owned by Ritchie Bros.

We plan to open our new permanent auction site in Sacramento, California in the second half of 2004, which will replace our existing regional auction unit in Stockton, California. We intend to continue to add permanent auction sites and regional auction units to our network at the rate of one or two sites a year, when suitable opportunities present themselves. Our focus for the next several years will likely by in the United States and Europe, but we are always on the lookout for attractive opportunities to increase our presence in new markets.

                        ORLANDO, FLORIDA - Grand opening
                     auction held on Feb 20-21, 2003 at the
                            new 99-acre auction site.

                                    [PHOTO]

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RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

BUILDING OUR CUSTOMER SERVICE TEAM

Our future growth depends on the quality of our customer relationships and our ability to deliver superior customer service. As a result, it is critical that we continue to recruit, train and develop the best people. In 2003 we placed a significant focus on sales force productivity and due in part to initiatives undertaken over the last several years, we have increased average gross auction sales per sales representative from $6.9 million in 2001, to $7.2 million in 2002, and to $8.3 million in 2003. To support further increases in productivity, we recently deployed a new customer relationship management system. This new system, together with ongoing training and development initiatives, should help us achieve our sales growth and productivity goals.

While our front line Territory Managers are the most visible members of our customer service team, every Ritchie Bros. employee has contact with our customers and plays an important role in our customer service efforts. In recognition of this, we have customer relations specialists in both our training department and our marketing department. In 2003 we conducted a customer survey to find out how we are doing, and to discover ways that we can do things better. The results were excellent but, as hoped, the survey did identify some areas for improvement. We intend to use the results of this survey to continue to strive for excellence in the way we serve our customers, and improve relationships in every way we can.

We believe that our focus on people and relationships will allow us to continue growing our business.

USING THE INTERNET

We will continue to use the Internet to enhance our auctions, not replace them. We fully understand that buyers of used equipment like to kick tires and that success in our market will continue to be based largely on personal relationships, reputation and trust. However, it has been exciting to watch the Internet become an increasingly valuable tool for our customers. We remain committed to being technology leaders and to the extent that we can use the Internet and other technologies to expand our services further, we will do so.

                                    [PHOTO]

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                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                       The popularity of our website and
                the value of our Internet services have added a
                          new virtual dimension to our
                            customer relationships.

Our most exciting Internet service, rbauctionBid-Live, allows customers to follow the auction, hear the auctioneer, and place bids, all live and in real-time over the Internet. By the end of the year, over 10,000 customers from over 80 countries were using the service. Internet bidders were competing on as many as 40% of the items being offered on- line and were buyer or runner-up bidder on over 15%.

An increasing number of customers are having their first contact with Ritchie Bros. on the rbauction.com website. Many spend hours on our website gathering information about equipment for sale as well as recent selling prices. Our customers have always been able to turn to their Territory Managers for information and advice regarding fleet management. Now the rbauction.com website has become an equally valuable tool, providing another dimension to the already deep relationships between Ritchie Bros. and our customers.

OUR FUTURE LOOKS BRIGHT

Thanks to aggressive expansion in recent years, we are working from a very solid base. We have the infrastructure and capacity to grow revenues faster than costs and we plan to continue along that path. Working off this platform and seeking out opportunities to enhance customer service and develop new markets, our plan is to deliver long-term earnings growth and increased shareholder value.

                                    [PHOTO]

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

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                        THE RITCHIE BROS. AUCTION PROCESS
                        ---------------------------------

STEP 1

GETTING TO KNOW THE OWNER AND HIS EQUIPMENT

The auction process begins when an equipment owner meets with one of our Territory Managers. We get to know the owner's needs and, if necessary, we appraise his equipment. Photographs and particulars of the equipment are reviewed by the people participating in the appraisal; a typical appraisal team includes two people from the local area, two from head office and, if necessary, additional people with specialized expertise. After their individual appraisals are complete, members of the appraisal team compare results and conclude on a final appraised value for the fleet.

STEP 2

DRAFTING THE AUCTION CONTRACT

We sitdown with the customer and workout the details of the auction contract. Straight commission contracts are the most common. In some cases, we also offer the consignor a guarantee of gross proceeds or an out right purchase contract. in certain circumstances, we offer cash advances and other options. We draft a contract tailored to the consignor's individual needs and requirements.

STEP 3

GETTING THE EQUIPMENT "AUCTION READY"

Once the equipment arrives at the auction site, we coordinate any cleaning, refurbishing, repair work or painting that the consignor requires in order to get the equipment ready for auction. When we see an opportunity to add value in excess of the costs of refurbishing, we'll recommend doing the work.

STEP 4

MARKETING THE EQUIPMENT TO THE WORLD

Marketing is done through full-color auction brochures that are mailed to a targeted selection of typically

STEP 5

SEARCHING THE EQUIPMENT FOR LIENS

To ensure that buyers can purchase with confidence, we guarantee them the clear title of everything we sell or a full refund of their purchase price. Our search department identifies and arranges for the release of all liens and encumbrances so buyers are assured of acquiring good and marketable title to items purchased at our auctions.

STEP 6

SETTING UP THE AUCTION YARD

The equipment is sorted and displayed in logical groupings so prospective buyers can easily inspect, test and compare similar pieces. We have knowledgeable staff on hand to answer bidders' questions. We also arrange for caterers, finance company representatives, customs brokers, transportation companies and other services to be present on the site.

STEP 7

AUCTION DAY

On auction day, our auctioneers, ringmen, yard staff, Internet services team and customer relations staff conduct what we believe to be the best run auctions in the world. We sell between 50 and 100 lots every hour. Our auctions are efficient, exciting and completely unreserved.

STEP 8

TAKING CARE OF BUSINESS

After the auction is over, we collect the proceeds from the buyers, including all relevant sales taxes(which we administer and remit to proper authorities) coordinate the release of the equipment to its new owners, and disburse the proceeds, along with detailed settlement statements, to the consignors.

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                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

FINANCIAL INFORMATION

                                                          PAGE
MANAGEMENT'S DISCUSSION AND ANALYSIS                       33
INDEPENDENT AUDITORS' REPORT                               42
CONSOLIDATED FINANCIAL STATEMENTS
       Consolidated Statements of Operations               42
       Consolidated Balance Sheets                         43
       Consolidated Statements of Shareholders' Equity     43
       Consolidated Statements of Cash Flows               44
       Notes to Consolidated Financial Statements          45

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros.", the "Company", "we" or "us") for the year ended December 31, 2003 compared to the year ended December 31, 2002. This discussion should be read in conjunction with the consolidated financial statements and notes there to included else where in this document, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of February 13, 2004. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference in to this document by this or any other reference.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. All dollar amounts discussed below are expressed in thousands of dollars, except per share amounts.

Ritchie Bros. is the world's largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and at December 31, 2003, we operated from over 90 locations, including 29 auction sites, in more than 20 countries around the world. We sell, through unreserved public auctions, a broad range of equipment, including equipment used in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. In recent periods, an average of approximately 80% of the buyers at our auctions have been end users of equipment (retail buyers), such as contractors, with the remainder being primarily equipment dealers, brokers and finance companies (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volume at our auctions is affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We operate in the auction segment of the global industrial equipment market place. Our target market is the entire used equipment sector, which is large and fragmented and continues to grow primarily as a result of the increasing, cumulative world supply of used equipment. The auction segment of the used industrial equipment market is also highly fragmented and has grown over the last number of years; we believe that this growth will continue in the future.

We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales.

We believe that we have several key strengths that will enable us to continue to attract an increasing number of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our highly publicized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our Internet tools and our in-depth experience in the market place.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. "Unreserved" means that there are no minimum prices for anything sold at a Ritchie Bros. auction - each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back their own equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963.

Our worldwide marketing efforts and reputation for conducting fair auctions enable us to attract a broad international base of customers to our auctions. This provides a global market place that can transcend local market conditions. Evidence of this is the fact that on average, over 50% of the equipment sold at any particular auction leaves the region of the sale. We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions provides a compelling value proposition to sellers of used equipment and generates a greater volume of consigned equipment and higher gross auction sales than our competitors. During the year ended December 31, 2003, approximately 181,000 bidders registered to bid at our auctions, compared to approximately 156,000 in 2002. We received more than 23,000 consignments in 2003, compared to almost 21,000 in 2002. A consignment is typically comprised of multiple lots.

One of our primary goals is to continue to grow our gross auction sales. Our strategies for accomplishing this objective include, among others, continued development of markets and regions in which we already operate and expansion in to new and emerging markets and regions, particularly within Europe and North America. We intend to continue to look for ways to capitalize on the competitive advantages we have to offer, as outlined briefly above. Where there are opportunities for us to bring some or all of these factors in to play and assist an owner in realizing the best possible return on the sale of assets, we will pursue that opportunity.

We are also using the Internet to enhance our business and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. In addition, we continue to develop our technical and physical infrastructure, as well as our recruiting and training programs, in order to improve the productivity of our employees and to enhance the service we provide to our customers.

During the year ended December 31, 2003, we conducted 143 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Africa. Although our auctions vary in size, the average Ritchie Bros. industrial auction in 2003 attracted over 1,200 bidders and featured approximately 1,100 lots consigned by about 160 consignors. The average gross auction sales at these auctions was approximately $11.0 million. We also held 27 smaller unreserved agricultural auctions in 2003. Approximately 57% of our auction revenues was earned from operations in the United States(2002 - 63%), 19% was earned in Canada (2002 - 13%) and the remaining 24% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East and Australia) (2002 - 24%). We had 589 full-time employees at December 31, 2003, including 188 sales representatives.

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RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

We are a public company and our common shares are listed on the New York Stock Exchange under the symbol "RBA". On January 27, 2004 our common shares also became listed on the Toronto Stock Exchange under the symbol "RBA". At the date of this management's discussion and analysis we had 16,994,022 common shares without par value issued and outstanding and stock options out standing to purchase a total of 541,527 common shares.

SOURCES OF REVENUE AND REVENUE RECOGNITION

A key indicator of our operating performance is gross auction sales, representing the total proceeds from all items sold at our auctions during the period. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. However, we believe that gross auction sales provides an important comparative measure of our relative operating performance between periods. Auction revenues are reported as the top line of our Statement of Operations and, as with certain other Statement of Operations line items, is best understood by considering its relationship to gross auction sales.

Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the Internet Purchase Fee and Proxy Purchase Fee. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Straight commissions are our most common type of auction revenue and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately three-quarters of our gross auction sales volume on an annual basis.

In certain other cases, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a negotiated percentage of any sales proceeds in excess of the guaranteed amount. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced and, if proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume. Our exposure from these guarantee contracts fluctuates overtime, but guarantees are generally outstanding for less than 45 days and the combined exposure at any time from all outstanding guarantees is usually less than $30 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held. In recent periods, guarantee contracts have generally represented in the range of 20% of gross auction sales on an annual basis.

Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction sale and sold at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our Balance Sheet. The net gain or loss on the sale is recorded as auction revenue. In recent periods, sales of inventory have generally represented in the range of 5% of gross auction sales on an annual basis.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements is dependent upon many factors, including the consignor's risk tolerance and sale objectives. As a result, the mix of contracts in a particular quarter or year is not necessarily indicative of future performance. The composition of our auction revenues is dependent on the mix and nature of contracts entered into with consignors in any particular period and fluctuates from period to period. The variability in our auction revenue rate (auction revenues as a percentage of gross auction sales) is presented below.

Changes in the relative proportion of straight commission contracts versus underwritten business (guarantee and out right purchase contracts) are a contributor to the variability in our auction revenue rate. However, the largest contributor is the performance of our under written business. In a period when our underwritten business performs better than expected, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below expectations, our auction revenue rate will typically be below the expected average rate. See further discussion of our auction revenue rate under "Results of Operations - Auction Revenues".

Since January 1, 2002, our auction revenues have included a handling fee, payable by the buyer, typically equal to 10% of the selling price on all lots sold for 2,500 or less in the currency of the auction. The impact of this fee on auction revenues and our auction revenue rate in any given period will depend on the quantity and value of lots sold during that period.

On January 1, 2003, we implemented fees to recover some of the costs involved in running our proxy bidding service and the rbauctionBid-Live Internet bidding service. The Proxy Purchase Fee and the Internet Purchase Fee affect only buyers using these services. The fees are typically calculated as 2% of the selling price to a maximum of 500 per lot in the currency of the auction.

Our gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.

Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period-to-period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.

Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual, rather than quarterly basis.

           ACTUAL QUARTERLY AUCTION REVENUE RATE VERSUS EXPECTED RATE

                                  [LINE GRAPH]

(34)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

RECENT DEVELOPMENTS

On January 15, 2004 we announced our intention to effect a two-for-one stock split, subject to the approval of our shareholders at our Annual and Special Meeting of Shareholders, scheduled to be held on April 16, 2004. All share and per share information in this document does not give effect to the proposed stock split.

DEVELOPMENTS IN 2003

Our primary goals for 2003 were to grow gross auction sales and net earnings, improve sales force productivity, and increase our customer base. Our related goals included an enhanced focus on customer service, continued expansion into related markets and regions, and use of the Internet and other technology to enhance our business. Our performance in relation to these goals is discussed below.

During the first quarter of 2003 we conducted our first ever auction in Greece and we opened a new regional auction unit in Sagunto, Spain. We also held the grand opening auction at our new permanent auction site in Orlando, Florida.

During the second quarter of 2003 we opened a regional auction unit in Australia, in the city of Melbourne. We also opened our new permanent auction facility in Prince George, British Columbia, and acquired a parcel of land near Sacramento, California, on which we are building a new permanent auction site. The new facility in Sacramento will replace our current regional auction unit in Stockton, California, and is expected to be completed by the second half of 2004.

During the third quarter of 2003 we declared our first ever cash dividend on our common shares(see "Liquidity and Capital Resources"). We also held our largest California-based auction to date, at our Perris auction facility.

We held our first ever auction in South Africa during the fourth quarter of 2003, further demonstrating our continued expansion into new regions.

Our sales force productivity, which is measured as gross auction sales per sales representative improved from $7.2 million per sales representative in 2002 to $8.3 million per sales representative in 2003. Our customer base continued to grow as new relationships were formed with truck and equipment owners around the world, and purchases by customers using our Internet bidding service increased to $145 million compared to $76 million in 2002.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets and goodwill, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the Significant accounting Policies presented As note 1 to our consolidated financial statements. Note 1 summarizes the accounting policies and methods used in the preparation of our consolidated financial statements. The policy and the estimate discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

VALUATION OF GOODWILL

We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the testis conducted more frequently.

In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party assessment of our company's fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2003 and determined that no impairment had occurred.

ACCOUNTING FOR INCOME TAXES

We record income taxes relating to each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.

NEW ACCOUNTING POLICIES

STOCK-BASED COMPENSATION

Prior to January 1, 2003, we recognized stock-based compensation expense using the intrinsic value method of accounting at the date of grant of the underlying stock option. Under the intrinsic value method, no compensation costs are recognized in the financial statements for stock options granted to employees and directors when they are issued at market value.

The CICA Accounting Standards board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments-- to require entities to account for employee stock-based compensation using the fair value based method, beginning January 1, 2004. Under the fair value based method of accounting, compensation cost is measured using the Black-Scholes option pricing model at the date of grant of the option and is expensed over the underlying award's vesting period. The transitional provisions of amended section 3870 outline three possible methods of application for the new standards: the prospective method, the retroactive method and the modified retroactive method. Prospective application is only permitted if the fair value based method of accounting is adopted in a company's fiscal year beginning before January 1, 2004.

In accordance with the permitted transitional options of amended section 3870, we have prospectively applied the fair value based method of accounting to all employee and director stock options granted on or after January 1, 2003. Under the prospective method of adoption we selected, stock-based employee and director compensation is recognized for all employee and director stock options granted, modified or settled on or after January 1, 2003, using the fair value based method. For the year ended December 31, 2003, our stock-based compensation expense (net of future income tax impact of $0.2 million) relating to options granted on or after January 1, 2003 was $0.9 million, or $0.05 per common share basic and dilute. No stock-based compensation expense has been recognized for any stock option grants in any years prior to January 1, 2003.

OVERALL PERFORMANCE

For the year ended December 31, 2003 we recorded auction revenues of $161.5 million and net earnings of $36.6 million, or $2.14 per diluted common share. This performance compares to auction revenues of $133.6 million and net earnings of $28.4 million, or $1.68 per diluted common share, in 2002. The improvement is attributable to growth in our gross auction sales, combined with a higher than expected auction revenue rate. We ended the year with working capital of $35.3 million, compared to $25.4 million at the end of 2002.

                                                                            (35)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

SELECTED ANNUAL INFORMATION

The following selected consolidated financial information as at December 31, 2003, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2003 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.

Our consolidated financial statements are prepared in United States dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 12 of our consolidated financial statements for the year ended December 31, 2003. All dollar amounts in the following table and related notes are in thousands of United States dollars, except per share data.

Year Ended December 31,                                2003              2002              2001
--------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Auction revenues (1)                              $   161,542      $     133,552     $     116,991
Direct expenses                                       (22,099)           (19,684)          (18,861)
                                                  -----------      -------------     -------------
                                                      139,443            113,868            98,130

Operating expenses (2)(3)(4)                           86,750             74,841            68,208
Earnings before income taxes                           52,693             39,027            29,922
                                                  -----------      -------------     -------------
Income taxes (5)                                       16,099             10,656             9,868
Net earnings                                      $    36,594      $      28,371     $      20,054
                                                  -----------      -------------     -------------

Net earnings per share-basic                      $      2.17      $        1.69     $        1.20
Net earnings per share-dilute                            2.14               1.68              1.19

Cash dividends declared per share (6)             $      0.30      $           -     $           -

BALANCE SHEET DATA (PERIOD END):
Working capital (including cash)                  $    35,346      $      25,443     $      19,279
Capital assets                                        210,416            193,490           170,919
Total assets                                          413,008            329,136           275,543
Long-term liabilities                                  34,259             67,336            61,217

(1) Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit on the sale of inventory items, fees charged to buyers and incidental interest income.

(2) Operating expenses include depreciation and amortization, general and administrative and other income and expenses.

(3) Depreciation and amortization in 2001 includes goodwill amortization of $1,650. Goodwill amortization ceased effective January 1, 2002 in accordance with new accounting pronouncements in Canada and the United States. Excluding goodwill amortization, net earnings for 2001 would have been $21,061 ($1.26 per share basic and $1.25 per share diluted).

(4) We adopted the fair value method of accounting for stock-based compensation in 2003, in accordance with amended accounting pronouncements in Canada and the United States. General and administrative expenses in 2003 include stock-based compensation charges of $1,047 ($880, or $0.05 per share basic and diluted, net of taxes).

(5) Income taxes in 2001 include withholding taxes of $2,000 paid on intercompany dividends.

(6) In addition to the cash dividend declared and paid in 2003, we declared a cash dividend of $0.15 per common share on January 30, 2004 relating to the quarter ended December 31, 2003, which is not included in this amount.

RESULTS OF OPERATIONS

We conduct operations on a global basis in a number of different currencies, but our reporting currency is the United States dollar. In 2003 approximately 30% of our revenues and approximately 40% of our operating costs were denominated in currencies other than the United States dollar, which is consistent with the relative proportions in recent periods. While the impact of currency fluctuations on our net earnings was essentially neutral, the presentation of our financial position and results of operations was impacted by fluctuations in foreign exchange rates.

The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar, the Euro, and the Australian dollar. In the past, fluctuations in the value of these currencies have not had a material impact on the presentation of our results of operations. However, in recent periods there has been a significant increase in the value of these currencies relative to the United States dollar. This fluctuation, which we refer to as the currency fluctuation, has resulted in higher revenues and operating costs, as discussed in more detail below.

AUCTION REVENUES

Years ended December 31,                              2003               2002          % Change
-----------------------------------------------------------------------------------------------
Auction revenues-United States (1)              $        92,273    $        84,348        9%
Auction revenues-Canada (1)                              30,752             17,650       74%
Auction revenues-Europe (1)                              21,262             15,678       36%
Auction revenues-Other (1)                               17,255             15,876        9%
                                                ---------------    ---------------       --
Total auction revenues                          $       161,542    $       133,552       21%
                                                ---------------    ---------------       --
Gross auction sales                             $     1,559,393    $     1,376,206       13%
Auction revenue rate                                      10.36%              9.70%

(1)  Information by geographic segment based on location of auction sale.

(36)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

The increase in auction revenues in 2003 was the result of higher gross auction sales, combined with a higher average auction revenue rate on those sales and the impact of the currency fluctuation. The increase in gross auction sales in 2003 is primarily a result of higher gross auction sales in Canada, Europe, the Middle East and Australia compared to the year ended December 31, 2002. The improvement in the auction revenue rate in 2003 can be attributed mainly to the above-average performance of the Company's guarantee and inventory contracts. This underwritten business represented 26% of our total gross auction sales in 2003 compared to 20% in 2002.

The new Proxy purchase Fee and Internet Purchase Fee described above (see "Sources of Revenue and Revenue Recognition") together increased auction revenues by approximately 0.13% of gross auction sales for the year ended December 31, 2003. At the end of 2002 we estimated that these fees would increase auction revenues by approximately 0.10% of gross auction sales.

Prior to 2002, our expected average auction revenue rate was approximately 8.80%. With the introduction of the handling fee in 2002 and the Proxy and Internet Purchase Fees in 2003, our expected average auction revenue rate increased to approximately 9.30%. We assess our auction revenue rate experience on a regular basis to determine if revenue rate expectations are reasonable in light of actual performance. Based on our assessment performed at the end of the second quarter of 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our expected average auction revenue rate to approximately 9.50%.

At the end of 2003 we performed further analysis on our auction revenue rate, looking closely at the various components of our revenues and the performance of our underwritten business. We still believe that 9.50% is an appropriate assumption to make when estimating our long-term expected average auction revenue rate. However, we have exceeded this rate in each of the last two years and while we are not certain that we will be able to sustain these levels in the future, we are hopeful that we will be able to do so. As a result, we estimate that our average auction revenue rate for 2004 will be in the range of 9.50% to 10.0%. Past experience has shown that our auction revenue rate is difficult to estimate precisely, and therefore, the actual auction revenue rate in 2004 may be below this range.

A small change in our auction revenue rate can have a material impact on our auction revenues and therefore, our net earnings. For example, a 10 basis point (0.1%) increase or decrease in the auction revenue rate would have impacted auction revenues by approximately $1.6 million in 2003, of which approximately $1.1 million would have flowed through to net earnings in our statement of operations, all else being equal. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

DIRECT EXPENSES

Years ended December 31,           2003      2002     % Change
--------------------------------------------------------------
Direct expenses                  $22,099   $19,684      12.3%
Direct expenses as a percentage
   of gross auction sales           1.42%     1.43%

Direct expenses consist of costs incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, advertising specifically related to the auction, travel costs for employees to attend and work at the auction site, security hired to safeguard equipment at the auction site and rent expenses for temporary auction sites. The increase in direct expenses in 2003 is consistent with the increase in gross auction sales during the period.

Direct expenses as a percentage of gross auction sales fluctuate based on the size and location of auctions held each period. As the size of auctions increases, the direct expense rate generally decreases. Moreover, auctions held at permanent auction sites tend to have lower direct expense rates than auctions held at temporary locations due to the economies of scale and other efficiencies typically achieved at permanent auction sites. We expect that direct expenses as a percentage of gross auction sales will be in the range of 1.45% in 2004, which is consistent with our experience in recent periods.

DEPRECIATION EXPENSE

Years ended December 31,         2003        2002     % Change
--------------------------------------------------------------
Depreciation expense          $11,773     $ 9,208      27.9%

Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings and site improvements, automobiles, yard equipment, and computer hardware and software. Depreciation expense grew primarily as a result of the depreciation of new auction facilities constructed over the past few years and increasing charges related to capitalized software development costs. In addition, the currency fluctuation resulted in higher depreciation expense on assets denominated in currencies other than the United States dollar.

We anticipate that depreciation expense will continue to increase in the future as existing auction sites are improved and additional permanent auction sites are acquired and developed, though we expect that the rate of increase will be slower than in recent years because the acquisition and development of auction sites has slowed, as discussed below under "Liquidity and Capital Resources".

GENERAL AND ADMINISTRATIVE EXPENSES

Years ended December 31,           2003        2002     % Change
----------------------------------------------------------------
General and
   administrative expenses       $71,265     $63,786      11.7%
G&A as a percentage
   of gross auction sales           4.57%       4.63%

General and administrative expenses("G&A") include items such as employee expenses(salaries, wages, performance bonuses and benefits), non-auction related travel, institutional advertising, insurance, general office, and information technology expenses. The currency fluctuation is responsible for a portion of the growth in G&A in 2003. The balance of the increase is attributable to increased costs incurred in 2003 to support our growth initiatives, as well as to costs associated with the operation of new permanent auction sites opened during the current and prior years. In addition, the adoption in 2003 of the new accounting policy relating to stock-based compensation increased our 2003 G&A by $1.0 million compared to our 2002 expenses(see "New Accounting Policies"). Future levels of G&A will continue to be affected by the expansion of infrastructure and workforce necessary to support our growth plans, as well as other factors including fluctuations in foreign exchange rates.

INTEREST EXPENSE

Years ended December 31,         2003        2002     % Change
--------------------------------------------------------------
Interest expense               $ 4,772     $ 4,302      10.9%

Interest expense is comprised mainly of interest and bank charges paid on bank term debt and operating credit lines. During 2003, we capitalized $0.2 million of interest(2002 -- $1.5 million) related to properties under development, which accounts for the increase in interest expense in 2003. The 2003 period also reflects a reduction of $0.6 million relating to a provision for interest that had been established in prior years in connection with a potential income tax issue, which was resolved in the first quarter of 2003.

OTHER INCOME

Other income for the year ended December 31, 2003 was $1.1 million, a $1.4 million decrease from the prior year. The balance in 2002 included a $1.0 million gain on sale of redundant property. There was no such gain in 2003.

INCOME TAXES

Years ended December 31,        2003        2002     % Change
-------------------------------------------------------------
Income taxes                  $16, 099    $10,656      51.1%
Effective income tax rate         30.6%      27.3%

Income taxes have been computed based on rates of tax that apply in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2003 is higher than the rate we experienced in 2002 as a result of differences in earnings within the various tax jurisdictions in which we earn our income. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

                                                                            (37)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

NET EARNINGS

Years ended December 31,                              2003          2002          % Change
------------------------------------------------------------------------------------------
Net earnings                                       $  36,594     $   28,371         29.0%
Net earnings per share - basic                          2.17           1.69         28.4%
Net earnings per share - dilute                         2.14           1.68         27.4%

Net earnings increased in 2003 primarily as a result of increased gross auction sales and an above average auction revenue rate, offset in part by increased direct expenses, G&A(including the impact of our early adoption of the new method of stock compensation accounting), depreciation and other expenses. The currency fluctuation did not have a material net effect on earnings for the year ended December 31, 2003.

SUMMARY OF QUARTERLY RESULTS

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited consolidated financial statements which were prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2003. All dollar amounts in the following tables are stated in thousands of United States dollars, except per share data

                                        Q4 2003   Q3 2003    Q2 2003     Q1 2003
---------------------------------------------------------------------------------
Gross auction sales (1)                 $477,107   $277,832   $462,979   $341,475
---------------------------------------------------------------------------------
Auction revenues                        $ 47,719   $ 29,785   $ 47,657   $ 36,381
Net earnings (2)                          12,417      2,721     12,881      8,575

Net earnings per share  - basic         $   0.73   $   0.16   $   0.76   $   0.51
Net earnings per share  - diluted           0.72       0.16       0.76       0.51

Q4 2002                                 Q4 2002   Q3 2002    Q2 2002    Q1 2002
---------------------------------------------------------------------------------
Gross auction sales (1)                 $460,871   $ 208,07   $414,056   $293,208
---------------------------------------------------------------------------------
Auction revenues                        $ 44,380   $ 20,991   $ 38,864   $ 29,317
Net earnings                              11,122      1,111     10,775      5,363

Net earnings per share - basic          $   0.66   $   0.07   $   0.64   $   0.32
Net earnings per share - diluted            0.65       0.07       0.64       0.32

(1) Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under Sources of Revenue and Revenue Recognition.

(2) We recorded stock-based compensation expense of $1,047 ($880 net of income taxes) during 2003 relating to the prospective adoption of the new stock-based compensation accounting policy. We have retroactively restated the 2003 quarterly net earnings amounts to give effect to the change in accounting policy as if it had been adopted on January 1, 2003.

LIQUIDITY AND CAPITAL RESOURCES

December 31,                                           2003           2002         % Change
-------------------------------------------------------------------------------------------
Working capital                                     $   35,346     $   25,443        38.9%

Our cash position can fluctuate significantly from period to period, largely as a result of differences between the timing, size and number of auctions, the timing of the receipt of auction sale proceeds from buyers, and the timing of the payment of net amounts due to consignors. We usually collect auction proceeds from buyers within seven days of the auction and generally pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe a more meaningful measure of our liquidity is working capital, including cash. In our opinion, our working capital balance at December 31, 2003 is adequate to meet our needs.

CONTRACTUAL OBLIGATIONS

Payments Due by Year              Total    In 2004   In 2005 and 2006    In 2007 and 2008   After 2008
------------------------------------------------------------------------------------------------------
Bank term loans                  $70,788   $43,438         $23,416            $ 1,005         $ 2,929
Operating leases                   4,913     1,388           2,317                966             242
Other liabilities                  3,338       963           2,375                  -               -
-----------------------------------------------------------------------------------------------------
Total contractual obligations    $79,039   $45,789         $28,108            $ 1,971         $ 3,171
=====================================================================================================

Our bank term loans due within one year include certain term loans that we expect to renegotiate. Our current assets at December 31,2003 include funds committed for debt repayment of $13,000 which will offset part of the loans to be repaid in 2004. Our operating leases relate primarily to land on which we operate regional auction units. These properties are located in the United States, Australia, Singapore, Mexico, Canada and the United Arab Emirates.

(38)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

December 31,                      2003        2002     % Change
---------------------------------------------------------------
Cash provided by(used in):
   Operations                 $ 77,450     $ 47,042     64.6%
   Investing                   (11,021)     (33,412)    67.0%
   Financing                   (13,411)      (2,854)  (369.9%)

Capital asset additions were $16.3 million for the year ended December 31, 2003 compared to $28.6 million in 2002. The expenditures in 2002 included the cost of tangible assets acquired by virtue of the All Peace Auctions acquisition in August 2002. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a further increase in capital assets of $17.8 million (2002 - $3.9 million).

Our capital expenditures in 2003 relate primarily to the purchase of and improvements to land in Sacramento, California, where we are building a new permanent auction site, and to costs incurred in the construction of a replacement auction facility in Prince Gorge, British Columbia that opened in May 2003. During the year ended December 31, 2003 we sold a parcel of surplus land in Texas with a book value of $3.0 million for net proceeds of approximately $3.0 million.

We incurred lower site development and building costs in 2003 than in 2002 as a result of the reduced pace of facilities expansion. In spite of the anticipated slower rate of expansion in the future, we will continue to add additional permanent auction sites in selected locations as opportunities arise; actual expenditure levels in the future will depend on our ability to identify, acquire and develop suitable auction sites. We expect that capital expenditures, including maintenance capital expenditures, will be in the range of $15 million to $20 million per year on average for the next few years.

Our Board of Directors declared three quarterly cash dividends of $0.15 per common share each relating to the year ended December 31, 2003. Total dividend payments in 2003 were $5.1 million, and the dividend declared subsequent to year end relating to the quarter ended December 31, 2003 is payable on March 19, 2004 to shareholders of record on February 27, 2004.

We have established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. We had floating rate debt of $4.4 million at December 31, 2003 (2002 - $3.9 million), with the remainder being fixed rate debt. We are subject to interest rate risk on the floating rate debt, but an increase in interest rates would not have a material impact on our financial condition or results of operations because our floating rate debt balance is not significant. We expect to renegotiate the majority of our fixed rate debt in 2004, once if becomes due. At December 31, 2003, we were in compliance with all of the financial covenants applicable to our bank debt.

December 31,                                 2003         2002     % Change
---------------------------------------------------------------------------
Bank term debt:
  Operations                             $      --    $   2,758      N/A

  Property acquisitions                     70,788       71,376     (0.8%)
                                         ---------    ---------
  Total                                  $  70,788    $  74,134
                                         =========    =========
Credit facilities-total:
  Operations                             $ 107,956    $  96,966
  Property acquisitions                     91,647      101,196

Credit facilities-available:
  Operations                               107,956       94,208
  Property acquisitions                     20,859       29,820

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the year ended December 31, 2003, approximately 30% of our revenues were earned in currencies other than the United States dollar and approximately 40% of our operating costs were denominated in currencies other than the United States dollar. We do not hedge against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar.

During the year ended December 31, 2003 we recorded an increase in our foreign currency translation adjustment balance of $17.2 million, compared to $4.4 million in 2002. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency(the United States dollar). Increases in this balance arise primarily from the strengthening of non-United States currencies against the United States dollar.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2003, we entered into agreements with D.E.R. Resorts Ltd., a corporation controlled by David E. Ritchie, our Chairman and Chief executive Officer, pursuant to which D.E.R. Resorts Ltd. agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers. The agreements outline the maximum number of excursions to be provided during a given year and the fees and costs per excursion. We paid approximately $0.6 million to D.E.R. Resorts Ltd. under the terms of the agreements during the year ended December 31, 2003, compared to $0.5 million in 2002. We believe that the terms of the agreements are at least as favourable to us as terms we could have obtained from a third party. We have entered into similar agreements with D.E.R. Resorts Ltd. in the past and intend to do so in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003 the Accounting Standards board in Canada issued Handbook Section 3063, Impairment of long-lived assets, establishing standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The new Canadian standard is substantially the same as the existing standard in the United States. The adoption of the new Canadian standard in 2003 did not have a material impact on presentation of our financial condition or results of operations.

In February 2003 the Accounting Standards Board in Canada issued Accounting Guideline 14, Disclosure Of Guarantees, clarifying the financial statement disclosures to be made by a guarantor about its obligations under guarantees. The new Canadian guidance is substantially the same as the standard adopted in the United States in 2002 (Financial Accounting Standards Board Interpretation No. 45) and applied by us in our December 31, 2002 consolidated financial statements. The disclosure required by this guidance is set out in note 11(b) to our December 31, 2003 consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This document, including this "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

-        our future performance;

-        growth of our operations;

- expansion of the markets and market segments(geographic and otherwise) in which we conduct auctions, including the international used industrial equipment market;

- increases in the number of consignors and bidders participating in our auctions;

-        growth of auction industry markets and segments;

-        our competitive strengths;

- the anticipated improvement, acquisition and development by us of auction sites;

-        increased sales force productivity;

- our gross auction sales, auction revenues and auction revenue rates, including expected auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

- our direct expense rates, depreciation expenses and potential increases in income taxes;

                                                                            (39)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

- the effect on our general and administrative expenses of expanded infrastructure and workforce;

-        our future capital expenditures;

- our Internet initiatives and the contribution to our operating results from Internet-based auction purchases;

- amounts of our revenues and operating costs denominated in currencies other than the U.S. dollar and effect of any currency exchange fluctuations;

-        financing available to us; and

-        our proposed stock split.

In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "continue," "estimate," "expect," "intent," "may," "might," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under "Risk Factors" are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

RISK FACTORS

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of future performance. Some of the more important risks we face are outlined below and should be considered by holders of our common shares. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. if any of the following risks actually occur, our business, results of operations and financial condition would suffer.

OUR OPERATING RESULTS ARE SUBJECT TO QUARTERLY VARIATIONS.

Our revenues and operating results historically have fluctuated from quarter to quarter. Among the factors that we expect will continue to cause these fluctuations are:

-        the timing, frequency and size of auctions;

- the seasonal nature of the auction business in general, with peak results typically in the second and fourth calendar quarters, primarily due to the seasonal nature of the construction and natural resources industries;

- the performance of our underwritten business (guarantee and outright purchase contracts);

-        general economic conditions in our markets; and

- the timing of acquisitions and development of auction sites and related costs.

Additionally, we generally incur substantial costs when entering new markets, and the profitability of operations at a new location is uncertain due to heightened variability in the number and size of auctions at these sites. These and other factors may cause our future results to fall short of investor expectations or to not compare favorably to past results.

WE MAY INCUR LOSSES RELATED TO OUR GUARANTEE AND OUTRIGHT PURCHASE CONTRACTS AND ADVANCES TO CONSIGNORS.

We generally offer our services to consignors of used equipment on a straight commission basis. In some cases we will, subject to our evaluation of the equipment, either offer to:

- guarantee the consignor a minimum level of sale proceeds, regardless of the ultimate results of the auction; or

- purchase the equipment directly from the consignor for sale in a particular auction.

If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid, we will incur a loss. Because all of our auctions are unreserved, we cannot protect against these types of losses by bidding on or acquiring any items at the auctions. In recent periods, guarantee contracts and our direct purchases and sales of inventory have generally represented approximately one-quarter of our annual gross auction sales.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the equipment to be auctioned and upon receipt of a security interest in the equipment to secure the obligation. If we were unable to auction the equipment or if auction proceeds were less than amounts advanced, we could incur a loss.

WE MAY INCUR LOSSES RELATED TO OUR GUARANTEES OF CLEAR TITLE ON THE EQUIPMENT SOLD AT OUR AUCTIONS.

We guarantee that each item purchased at our auctions is free of liens and other encumbrances up to the purchase price paid by the buyer. While we expend considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction sale, occasionally we have not properly identified or discharged liens and have had to make payments to the relevant lienholders or purchasers. If we are unable to recover sufficient funds from the consignors to offset these payments, we will incur a loss; aggregate losses from these payments could be material.

WE MAY BE UNABLE TO SUSTAIN AND MANAGE OUR GROWTH.

A principal component of our strategy is to continue our growth, primarily by increasing earnings from operations in existing markets and by expanding into new geographic markets and into auction market segments that we have not historically emphasized. We may not be successful in growing our business or in managing this growth. Our growth depends on our ability to accomplish a number of things, including:

-        identifying and developing new markets and market segments;

- identifying and acquiring, on favorable terms, suitable new auction sites and, possibly, businesses that are suitable acquisition candidates;

- successfully integrating new sites and any acquired businesses with our existing operations;

- achieving acceptance by potential consignors and industrial equipment buyers of the auction process generally;

- establishing and maintaining favorable relationships with consignors and bidders in new markets and market segments, and maintaining these relationships in existing markets;

- capitalizing on changes in the supply of and demand for industrial equipment, both on a local and global basis;

- receiving required governmental authorizations for proposed development or expansion; and

-        successfully managing expansion and obtaining required financing.

Any growth we achieve may require additional employees and increase the scope of both our operating and financial systems and the geographic area of our operations. This will increase our operating complexity and the level of responsibility of existing and new management personnel. We may be unable to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support any growth. Our ability to improve our systems and controls may be limited by increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our prospects or our ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than our current markets.

OUR SUBSTANTIAL INTERNATIONAL OPERATIONS EXPOSE US TO FOREIGN EXCHANGE RATE FLUCTUATIONS AND POLITICAL AND ECONOMIC INSTABILITY, WHICH COULD HARM OUR OPERATING RESULTS.

We conduct business in North, South and Central America, Europe, Asia, Australia, Africa and the Middle East and intend to expand our international presence. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations may adversely affect our business in international markets and our related operating results. Fluctuations in currency exchange rates between the different countries in which we conduct auctions impact the purchasing power of buyers, the motivation of consignors, equipment values and equipment flows between different countries. These factors and other global economic conditions may impair our business and harm our operating results.

(40)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Changes in currency exchange rates against the United States dollar, particularly for the Canadian dollar or the Euro, could affect the results presented in our financial statements and cause our earnings to fluctuate.

COMPETITION IN OUR MARKETS MAY LEAD TO REDUCED REVENUES AND PROFITABILITY.

The international used industrial equipment market and the auction segment of that market are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through Internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.

DECREASES IN THE SUPPLY OF, DEMAND FOR, OR MARKET VALUES OF INDUSTRIAL EQUIPMENT, PRIMARILY USED INDUSTRIAL EQUIPMENT, WOULD HARM OUR BUSINESS.

Significant erosion in the supply of, demand for, or market values of used equipment could reduce our auction revenues and impact our financial condition and results of operations. Most of the factors that affect the supply of, and demand for, used equipment are beyond our control, and market values for used equipment fluctuate based on circumstances beyond our control. In addition, price competition for new equipment as a direct impact on the supply of, demand for, and market value of used equipment. Some industrial equipment manufacturers are offering low or no down payment terms and low or no interest charges to increase sales of new equipment, which also exerts downward pressure on new equipment prices and in turn, impacts the market for used equipment.

WE DEPEND ON KEY PERSONNEL, THE LOSS OF ANY OF WHICH COULD HARM OUR BUSINESS.

Our future performance and development will depend to a significant extent on the efforts and abilities of our executive officers. The loss of the services of one or more of these individuals or other senior managers could harm our business. We do not maintain key man insurance on the lives of any of our employees. Our success will depend largely on our continuing ability to attract, develop and retain skilled employees in all areas of our business.

OUR OPERATIONS ARE SUBJECT TO SUBSTANTIAL ENVIRONMENTAL AND OTHER REGULATIONS, WHICH MAY SIGNIFICANTLY INCREASE OUR EXPENSES OR LIMIT OUR OPERATIONS AND ABILITY TO EXPAND.

A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, this development or expansion.

Under some laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites from prior activities at these locations or from neighboring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to environmental contamination of any of the properties we own or lease could harm our financial condition and results of operations.

There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.

OUR INSURANCE MAY BE INSUFFICIENT TO COVER LOSSES THAT MAY OCCUR AS A RESULT OF OUR OPERATIONS.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover any liability we incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims out side the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

OUR INTERNET-RELATED INITIATIVES MAY NOT IMPROVE OUR RESULTS AND ARE SUBJECT TO TECHNOLOGICAL OBSOLESCENCE; IN ADDITION, WE MAY NOT BE ABLE TO COMPETE WITH OUR COMPETITORS' TECHNOLOGIES.

We have invested significant resources in the development of our Internet presence, including our rbauctionBid-Live Internet bidding service. In spite of our investment, these new technologies may not result in any material improvement in our financial condition or results of operations over the long term and may require further investment. In addition, if we were unable to provide services over the Internet at an acceptable level of performance or reliability, our reputation could be damaged, which might result in us losing customers. We may also not be able to continue to adapt our business to Internet commerce, our internet technologies may become obsolete, and we may not be able to compete effectively against Internet auction services offered by our competitors.

OUR BUSINESS IS SUBJECT TO RISKS RELATING TO OUR ABILITY TO SAFEGUARD THE SECURITY AND PRIVACY OF OUR CUSTOMERS' CONFIDENTIAL INFORMATION.

We maintain proprietary databases containing confidential information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. For example, our proprietary customer database includes information relating to customers' auction attendance, trade association memberships, buying habits and banking information. Despite our efforts to protect this information, we face the risk of in advertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

                                                                            (41)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the "Company") as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
February 13, 2004

                      CONSOLIDATED STATEMENTS OF OPERATIONS

  (Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31,                             2003            2002           2001
--------------------------------------------------------------------------------------------
Auction revenue                                 $    161,542    $    133,552    $    116,991
Direct expenses                                      (22,099)        (19,684)        (18,861)
--------------------------------------------------------------------------------------------
                                                     139,443         113,868          98,130

Expenses:
  Depreciation and amortization                       11,773           9,208           9,076
  General and administrative                          71,265          63,786          56,517
--------------------------------------------------------------------------------------------
                                                      83,038          72,994          65,593
--------------------------------------------------------------------------------------------

Earnings from operations                              56,405          40,874          32,537
Other income (expenses):
  Interest                                            (4,772)         (4,302)         (4,024)
  Other                                                1,060           2,455           1,409
--------------------------------------------------------------------------------------------
                                                      (3,712)         (1,847)         (2,615)
--------------------------------------------------------------------------------------------

Earnings before income taxes                          52,693          39,027          29,922

Income taxes (note 10):
  Current                                             14,738           8,097           6,720
  Withholding taxes on intercompany dividend              --              --           2,000
  Future                                               1,361           2,559           1,148
--------------------------------------------------------------------------------------------
                                                      16,099          10,656           9,868
--------------------------------------------------------------------------------------------

Net earnings                                    $     36,594    $     28,371    $     20,054
============================================================================================

Net earnings per share (notes 1(l) and 8(e)):
Basic                                           $       2.17    $       1.69    $       1.20
Diluted                                                 2.14            1.68            1.19
============================================================================================
Weighted average number of shares outstanding     16,897,989      16,793,202      16,761,247
============================================================================================

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board of Directors

/s/ G. EDWARD MOUL                               /s/  DAVID E. RITCHIE
G. EDWARD MOUL                                   DAVID E. RITCHIE
Director                                         Director

(42)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                           CONSOLIDATED BALANCE SHEETS
               (Expressed in thousands of United States dollars)

December 31,                                     2003         2002
---------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                    $ 119,009   $  62,222
  Accounts receivable                             17,064      13,700
  Inventory                                        9,690       7,402
  Funds committed for debt repayment (note 7)     13,000          --
  Prepaid expenses and deposits                    2,553       2,060
  Income taxes recoverable                            --       2,485
--------------------------------------------------------------------
                                                 161,316      87,869

Capital assets (note 3)                          210,416     193,490
Funds committed for debt repayment (note 7)        5,107      13,000
Other assets                                         537         421
Goodwill (note 4)                                 35,632      34,356
--------------------------------------------------------------------
                                               $ 413,008   $ 329,136
====================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Auction proceeds payable                     $  44,186   $  17,360
  Accounts payable and accrued liabilities        35,150      33,544
  Income taxes payable                             3,196          --
  Short-term debt (note 5)                            --       2,758
  Current portion of bank term loans (note 7)     43,438       8,764
--------------------------------------------------------------------
                                                 125,970      62,426
Bank term loans (note 7)                          27,350      62,612
Other liabilities (note 6)                         2,375       2,758
Future income tax liability (note 10)              4,534       1,966
--------------------------------------------------------------------
                                                 160,229     129,762
Shareholders' equity:
  Share capital (note 8)                          72,794      69,499
  Additional paid-in capital                       6,075       4,646
  Retained earnings                              161,183     129,682
  Foreign currency translation adjustment         12,727      (4,453)
--------------------------------------------------------------------
                                                 252,779     199,374
--------------------------------------------------------------------
                                               $ 413,008   $ 329,136
====================================================================

Commitments and contingencies (note 11)
Subsequent events (note 8(b) and (c))

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                (Expressed in thousands of United States dollars)

                                                                                              Foreign
                                                              Additional                     currency         Total
                                                 Share         paid-in        Retained      translation    shareholders'
                                                capital        capital        earnings       adjustment        equity
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                     $  69,132      $   4,332      $  81,257       $  (5,957)      $ 148,764
  Net proceeds on stock options exercised              2             --             --              --               2
  Net earnings                                        --             --         20,054              --          20,054
  Foreign currency translation adjustment             --             --             --          (2,887)         (2,887)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                        69,134          4,332        101,311          (8,844)        165,933
  Net proceeds on stock options exercised            365             --             --              --             365
  Stock compensation tax adjustment                   --            314             --              --             314
  Net earnings                                        --             --         28,371              --          28,371
  Foreign currency translation adjustment             --             --             --           4,391           4,391
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                        69,499          4,646        129,682          (4,453)        199,374
  Net proceeds on stock options exercised          3,295             --             --              --           3,295
  Stock compensation tax adjustment                   --            382             --              --             382
  Stock compensation expense                          --          1,047             --              --           1,047
  Net earnings                                        --             --         36,594              --          36,594
  Cash dividends paid                                 --             --         (5,093)             --          (5,093)
  Foreign currency translation adjustment             --             --             --          17,180          17,180
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                     $  72,794      $   6,075      $ 161,183       $  12,727       $ 252,779
======================================================================================================================

See accompanying notes to consolidated financial statements.

                                                                            (43)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)

Years ended December 31,                                           2003         2002         2001
---------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
  Net earnings                                                  $  36,594    $  28,371    $  20,054
  Items not involving the use of cash:
    Depreciation                                                   11,773        9,208        7,426
    Stock compensation expense                                      1,047           --           --
    Amortization of goodwill                                           --           --        1,650
    Future income taxes                                             1,361        2,559        1,148
    Net gain on disposition of capital assets                         (17)        (758)        (721)
  Changes in non-cash working capital:
    Accounts receivable                                            (3,364)      (1,325)      (1,810)
    Inventory                                                      (2,288)      (4,375)       6,148
    Prepaid expenses and deposits                                    (493)        (733)         (93)
    Income taxes payable                                            3,196           --           --
    Income taxes recoverable                                        2,485       (1,075)        (499)
    Auction proceeds payable                                       26,826        5,553      (11,749)
    Accounts payable and accrued liabilities                        1,606       10,270       (5,572)
    Other                                                          (1,276)        (653)         447
---------------------------------------------------------------------------------------------------
                                                                   77,450       47,042       16,429
---------------------------------------------------------------------------------------------------

Investing:
  Acquisition of business (note 6)                                     --       (8,743)          --
  Capital asset additions                                         (16,273)     (29,037)     (38,098)
  Proceeds on disposition of capital assets                         5,368        4,789        5,221
  Increase in other assets                                           (116)        (421)          --
---------------------------------------------------------------------------------------------------
                                                                  (11,021)     (33,412)     (32,877)
---------------------------------------------------------------------------------------------------

Financing:
  Issuance of share capital                                         3,295          365            2
  Increase in paid-up capital                                         382          314           --
  Dividends on common shares                                       (5,093)          --           --
  Issuance of bank term loans                                          --        5,000        8,139
  Repayment of bank term loans                                     (3,747)      (3,628)      (3,270)
  Increase (decrease) in other liabilities                           (383)       2,758           --
  Increase (decrease) in short-term debt                           (2,758)      (2,556)       3,257
  Increase in funds committed for debt repayment                   (5,107)      (5,107)      (4,643)
---------------------------------------------------------------------------------------------------
                                                                  (13,411)      (2,854)       3,485
---------------------------------------------------------------------------------------------------
Effect of foreign currency rates on cash and cash equivalents       3,769        1,913         (939)
---------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                   56,787       12,689      (13,902)

Cash and cash equivalents, beginning of year                       62,222       49,533       63,435
---------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                          $ 119,009    $  62,222    $  49,533
===================================================================================================

Supplementary information:
  Interest paid                                                 $   4,675    $   3,951    $   3,821
  Income taxes paid                                                 8,675        8,861        9,233

Non-cash investing and financing activities:
  Present value of future installments for
    acquisition of business                                            --        3,255           --
  Stock compensation tax adjustment                                   382          314           --
===================================================================================================

See accompanying notes to consolidated financial statements.

(44)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Tabular dollar amounts expressed in thousands of United States Dollars, except per share amounts)
                  Years ended December 31, 2003, 2002 and 2001

1. SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          These consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company"), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

          The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 12, also comply, in all material respects, with generally accepted accounting principles in the United States.

     (b)  Cash and cash equivalents:

          Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

     (c)  Inventory:

          Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

     (d)  Capital assets:

          All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

                  Asset                       Basis             Rate/term
          ----------------------------------------------------------------------
          Buildings                     straight-line           30 years
          Improvements                  declining balance       10%
          Automotive equipment          declining balance       30%
          Yard equipment                declining balance       20 - 30%
          Office equipment              declining balance       20%
          Computer equipment            declining balance       30%
          Computer software             straight-line           3 years
          Leasehold improvements        straight-line           Terms of leases

          Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset's carrying amount.

     (e)  Goodwill:

          Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

     (f)  Revenue recognition:

          Auction revenues earned in the Company's capacity as agent for consignors of equipment are comprised mostly of auction commissions, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

          Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. The Company's exposure from these guarantee contracts fluctuates over time (see note 11(b)). Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held.

          Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

     (g)  Income taxes:

          Income taxes are accounted for using the asset and liability method where by future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.

                                                                            (45)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

                  Years ended December 31, 2003, 2002 and 2001

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (h)  Foreign currency translation:

          The Company's reporting currency is the United States dollar. The functional currency for each of the Company's operations is the currency of the country of residency or the United States dollar. Each of these operations is considered to be self-sustaining. Accordingly, the financial statements of operations of the Company that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of assets and liability amounts have been included in the foreign currency translation adjustment account which is included as a separate component of shareholders' equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these transactions are included in the determination of earnings.

     (i)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of future income tax balances. Actual results could differ from such estimates and assumptions.

     (j)  Financial instruments:

          Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, income taxes recoverable, income taxes payable, auction proceeds payable, accounts payable and accrued liabilities and short-term debt, approximate their fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank term loans approximates fair value.

     (k)  Credit risk:

          The Company does not extend credit to purchasers of auctioned items. Equipment is not normally released to the purchasers until it is paid for in full.

     (l)  Net earnings per share:

          Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 8(e)).

     (m)  Stock-based compensation:

          The Company has a stock-based compensation plan, which is described in note 8(c) and (d). The Company recognizes compensation expense using the fair value method at the date of grant (note 2(a)). Under the fair value based method, compensation cost attributable to options granted to employees and directors is measured at the fair value at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

     (n)  Comparative figures:

          Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2.   CHANGE IN ACCOUNTING POLICY:

     (a)  Stock-based compensation:

          Prior to January 1, 2003, the Company recognized stock-based compensation expense using the intrinsic value method at the date of grant of the underlying option. Under the intrinsic value method, no compensation costs were recognized in the financial statements for stock options granted to employees and directors at market value.

          The Canadian Institute of Chartered Accountants ("CICA") Accounting Standards Board has amended CICA Handbook Section 3870 -- Stock-based Compensation and Other Stock-based Payments -- to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured using the Black-Scholes option pricing model at the date of grant of the option and is expensed over the award's vesting period. In accordance with the transitional options permitted under amended Section 3870, the Company has prospectively applied the fair value based method to all employee and director stock options granted on or after January 1, 2003. Under the prospective method of adoption selected by the Company, stock-based employee and director compensation is recognized for all employee and director stock options granted, modified or settled on or after January 1, 2003, using the fair value based method. For the year ended December 31, 2003, the stock-based compensation expense (net of future income tax impact of $167,000) relating to options granted on or after January 1, 2003 was $880,000, or $0.05 per common share basic and diluted. No stock-based compensation expense has been recognized for any stock option grants in any years prior to January 1, 2003.

     (b)  Goodwill:

          Effective January 1, 2002, the Company adopted the new CICA Handbook
          Section 3062 regarding goodwill on a prospective basis. In accordance with Section 3062, the Company ceased goodwill amortization as of January 1, 2002. For the year ended December 31, 2001, $1,007,000 was recorded as amortization expense related to goodwill (net of tax).

(46)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Tabular dollar amounts expressed in thousands of United States Dollars, except per share amounts)

                  Years ended December 31, 2003, 2002 and 2001

3. CAPITAL ASSETS:

                                                          Accumulated          Net book
2003                                     Cost            Depreciation           value
---------------------------------------------------------------------------------------
Buildings                              $112,133            $ 15,198            $ 96,935
Land and improvements                    94,253               3,453              90,800
Land and buildings under development      3,143                  --               3,143
Automotive equipment                     10,219               3,766               6,453
Yard equipment                            8,558               3,951               4,607
Office equipment                          5,716               3,245               2,471
Computer equipment                        4,076               2,032               2,044
Computer software                         8,751               5,531               3,220
Leasehold improvements                    1,430                 687                 743
---------------------------------------------------------------------------------------
                                       $248,279            $ 37,863            $210,416
=======================================================================================

                                                          Accumulated          Net book
2002                                     Cost            depreciation           value
---------------------------------------------------------------------------------------
Buildings                              $ 96,377            $ 10,234            $ 86,143
Land and improvements                    87,265               2,539              84,726
Land and buildings under development      5,001                  --               5,001
Automotive equipment                      8,954               3,444               5,510
Yard equipment                            6,644               2,902               3,742
Office equipment                          4,874               2,492               2,382
Computer equipment                        3,463               1,397               2,066
Computer software                         5,766               2,613               3,153
Leasehold improvements                    1,207                 440                 767
---------------------------------------------------------------------------------------
                                       $219,551            $ 26,061            $193,490
=======================================================================================

During the year, interest of $161,000 (2002 -- $1,458,000) was capitalized to the cost of land and buildings under development.

4.   GOODWILL:

                                              2003                2002
     -------------------------------------------------------------------
     Goodwill                               $ 40,169            $ 38,893
     Accumulated amortization                 (4,537)             (4,537)
     -------------------------------------------------------------------
                                            $ 35,632            $ 34,356
     ===================================================================

5.   SHORT-TERM DEBT:

     Short-term debt at December 31, 2002 consisted of draws on lines of credit with a weighted average interest rate of 5.12% per annum.

6.   ACQUISITION:

     On August 1, 2002, the Company acquired certain assets of All Peace Auctions(2001) Ltd., an industrial and agricultural equipment auctioneer, and All Peace Auctions Ltd., the owner of the property on which the majority of the auction business was conducted (collectively, "All Peace"). All Peace is based in Grande Prairie, Alberta, Canada.

     The aggregate purchase price was $9,111,000 plus costs of approximately $79,000. The purchase price was settled through the payment of $5,409,000 of cash and future annual installments totalling $3,781,000 with a present value of $3,255,000 at the date of acquisition. To reflect the fact that the future payments are due overtime, $526,000 was recorded as a discount to the long-term liability and is being amortized to interest expense over the four-year term of repayment. The future installments are unsecured and non-interest bearing. The total purchase price including expenses net of discount was $8,664,000, of which $2,809,000 was allocated to the fair value of capital assets acquired and $5,855,000 was allocated to goodwill. All Peace was acquired to expand the Company's presence in northern Alberta.

     Other liabilities are as follows:

                                              2003                2002
     -------------------------------------------------------------------
     Present value of future payments       $  3,338            $  3,356
     Current portion                             963                 598
     -------------------------------------------------------------------
                                            $  2,375            $  2,758
     ===================================================================

                                                                            (47)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Tabular dollar amounts expressed in thousands of United States Dollars, except per share amounts)

                  Years ended December 31, 2003, 2002 and 2001

7.   BANK TERM LOANS:

                                                                                             2003      2002
     --------------------------------------------------------------------------------------------------------
     Term loans, unsecured, bearing interest at 1.95%, due in minimum annual installments of $5 million ($1.75 million towards principal, $3.25 million
       towards a sinking fund) plus interest, with the final payment occurring in 2004      $28,000   $29,750

     Term loans, denominated in Canadian dollars, unsecured, bearing interest between
       6.355% and 7.195%, due in monthly installments of interest only, with the full
       amount of the principal due in 2004                                                   11,568     9,509

     Term loans, unsecured, bearing interest between 2.60% and 7.91%, due in minimum annual installments of $500,000 plus interest, with final payment
       occurring in 2005                                                                      8,500     9,000

     Term loans, unsecured, bearing interest between 5.95% and 7.91%, due in minimum annual installments of $2.9 million ($1.0 million towards principal, $1.9 million
       towards a sinking fund), with the final payment occurring in 2005 and 2006            17,250    18,250

     Term loans, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the Australian prime rate and 6.5%, due in quarterly installments of AUD75,000, plus interest, with final payment occurring
       in 2008                                                                                1,111       999

     Term loan denominated in Euros, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 0.88%, due in quarterly installments of EUR56,723 including interest,
       with the final payment occurring in 2013                                               4,359     3,868
     --------------------------------------------------------------------------------------------------------
                                                                                             70,788    71,376
     Current portion                                                                         43,438     8,764
     --------------------------------------------------------------------------------------------------------
                                                                                             27,350    62,612
     ========================================================================================================
     Funds committed for debt payments                                                       18,107    13,000
     --------------------------------------------------------------------------------------------------------
                                                                                            $ 9,243   $49,612
     ========================================================================================================

     As at December 31, 2003, principal repayments including sinking fund requirements are as follows for the next five years:

     2004                       $ 43,438
     2005                         14,190
     2006                          9,226
     2007                            512
     2008                            493
     Thereafter                    2,929
     -----------------------------------
                                $ 70,788
     ===================================

(48)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Tabular dollar amounts expressed in thousands of United States Dollars, except per share amounts)

                  Years ended December 31, 2003, 2002 and 2001

8.   SHARE CAPITAL:

     (a)  Authorized:

          Unlimited number of common shares, without par value.
          Unlimited number of senior preferred shares, without par value, issuable in series.
          Unlimited number of junior preferred shares, without par value, issuable in series.

     (b)  Issued:

          No preferred shares have been issued. Common shares issued and outstanding are as follows:

          Issued and outstanding, December 31, 2000                                    16,748,563
          Common shares issued during the year ended December 31, 2001:
               For cash, pursuant to stock options exercised                               18,667
          ---------------------------------------------------------------------------------------

          Issued and outstanding, December 31, 2001                                    16,767,230
          Common shares issued during the year ended December 31, 2002:
               For cash, pursuant to stock options exercised                               42,102
          ---------------------------------------------------------------------------------------
          Issued and outstanding, December 31, 2002                                    16,809,332
          Common shares issued during the year ended December 31, 2003
               For cash, pursuant to stock options exercised                              174,490
          ---------------------------------------------------------------------------------------
          Issued and outstanding, December 31, 2003                                    16,983,822
          =======================================================================================

          Subsequent to December 31, 2003, the Company's Board of Directors approved a two-for-one stock split for its common shares, subject to the approval of the Company's shareholders at the Annual Meeting of Shareholders scheduled for April 16, 2004. All share and per share information in the consolidated financial statements does not give effect to the proposed stock split.

     (c)  Stock option plan:

          The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company's common shares at the grant date, with various vesting periods and a term not exceeding 10 years. At December 31, 2003, there were 808,117 (2002 -- 961,517) shares authorized and available for grants of option under the stock option plan. Stock option activity for 2001, 2002 and 2003 is presented below:

                                                    Number of        Weighted average
                                               options outstanding    exercise price
          ===========================================================================
          Outstanding, December 31, 2000             241,636             $   15.70

            Granted                                  157,750                 23.44
            Cancelled                                 (4,000)                24.60
            Exercised                                (18,667)                 0.10
          ---------------------------------------------------------------------------
          Outstanding, December 31, 2001             376,719                 19.62

            Granted                                   93,200                 26.10
            Exercised                                (42,102)                 8.68
          ---------------------------------------------------------------------------
          Outstanding, December 31, 2002             427,817                 22.11

            Granted                                  154,400                 31.05
            Cancelled                                 (1,000)                31.05
            Exercised                               (174,490)                18.89
          ---------------------------------------------------------------------------
          Outstanding, December 31, 2003             406,727             $   26.64
          ===========================================================================
          Exercisable, December 31, 2003             241,327             $   24.22
          ===========================================================================

          The options outstanding at December 31, 2003 expire on dates ranging to January 30, 2013.

          The following is a summary of stock options outstanding and exercisable at December 31, 2003:

                                                             Options outstanding                       Options exercisable
                                                             -------------------                       -----------------
                                                      Weighted average         Weighted average     Number      Weighted average
                                Number outstanding   remaining life (years)     exercise price    exercisable    exercise price
          ======================================================================================================================
          $0.10                     17,127                 0.58                    $    0.10         17,127         $ 0.10
          $23.35 -- $38.625        389,600                 7.57                        27.81        224,200          26.06
          ----------------------------------------------------------------------------------------------------------------------
                                   406,727                                                          241,327
          ======================================================================================================================

          Subsequent to December 31, 2003 the Company granted options to purchase a total of 145,000 of its common shares to certain employees and directors of the Company. The options have an exercise price of $52.92 and an expiry date of February 13, 2014.

                                                                            (49)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Tabular dollar amounts expressed in thousands of United States Dollars, except per share amounts)

                  Years ended December 31, 2003, 2002 and 2001

8.   SHARE CAPITAL(CONTINUED):

     (d)  Stock-based compensation:

          Prior to January 1, 2003 the Company used the intrinsic value method to account for stock-based compensation awards. This method did not result in any compensation expense in 2002 or 2001. Had compensation expense for option grants made under the Company's stock option plan during the year ended December 31, 2002 been recorded in accordance with the fair value method at the applicable grant dates, the Company's net earnings for 2002 would have been reduced as indicated by the pro forma amounts below:

                                                                       Per share amount
                                                                       ----------------
          Year ended December 31, 2002    Earnings                   Basic         Diluted
          ================================================================================
          Net earnings:
            As reported                   $28,371                  $   1.69       $   1.68
            Pro forma                      27,644                      1.65           1.63
          ================================================================================

          During 2003, the Company recognized compensation cost of $1,047,000 in respect of options granted in 2003 under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

          For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                            2003          2002
          ======================================================
          Risk free interest rate             3.1%          4.9%
          Dividend yield                        0%            0%
          Expected lives                  5 years       5 years
          Volatility                         18.3%         27.0%
          =====================================================

          The weighted average grant date fair value of options granted during the year ended December 31, 2003 was $7.34 per option (2002 -- $8.74). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

     (e)  Net earnings per share:

                                                                            Per share
          Year ended December 31, 2003          Earnings      Shares         amount
          ===========================================================================
          Basic net earnings per share         $   36,594   16,897,989      $   2.17
          Effect of dilutive securities:
            Share options                              --      170,787         (0.03)
          --------------------------------------------------------------------------
          Diluted net earnings per share       $   36,594   17,068,776      $   2.14
          ==========================================================================

                                                                            Per share
          Year ended December 31, 2002          Earnings      Shares          amount
          ===========================================================================
          Basic net earnings per share         $   28,371   16,793,202      $   1.69
          Effect of dilutive securities:
            Share options                              --      122,222         (0.01)
          --------------------------------------------------------------------------
          Diluted net earnings per share       $   28,371   16,915,424      $   1.68
          ==========================================================================

                                                                            Per share
          Year ended December 31, 2001          Earnings      Shares          amount
          ===========================================================================
          Basic net earnings per share         $   20,054   16,761,247      $   1.20
          Effect of dilutive securities:
            Share options                              --      102,790         (0.01)
          --------------------------------------------------------------------------
          Diluted net earnings per share       $   20,054   16,864,037      $   1.19
          ==========================================================================

(50)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Tabular dollar amounts expressed in thousands of United States Dollars, except per share amounts)

                  Years ended December 31, 2003, 2002 and 2001

9.   SEGMENTED INFORMATION:

     The Company's principal business activity is the sale of consignment and self-owned equipment at auctions. This business represents a single reportable segment.

     The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

                                           United States       Canada       Europe       Other       Combined
     ========================================================================================================
     Year ended December 31, 2003:
       Auction revenues                     $ 92,273          $ 30,752     $ 21,262     $ 17,255     $161,542
       Capital assets and goodwill           136,624            72,277       24,086       13,061      246,048
     Year ended December 31, 2002:
       Auction revenues                       84,348            17,650       15,678       15,876      133,552
       Capital assets and goodwill           135,921            60,177       20,189       11,559      227,846
     Year ended December 31, 2001:
       Auction revenues                       76,283            18,461       11,230       11,017      116,991
       Capital assets and goodwill           124,340            43,032       17,267       14,746      199,385
     ========================================================================================================

10.  INCOME TAXES:

     Income tax expense differs from that determined by applying the United States statutory tax rates to the Company's results of operations as follows:

                                                                    2003           2002           2001
     ===================================================================================================
     Statutory federal and state tax rate in the United States          40%            40%            40%
     ===================================================================================================

     Expected income tax expense                                  $ 21,077       $ 15,611       $ 11,969
     Differences:
       Earnings taxed in other countries                            (4,806)        (5,175)        (3,839)
       Withholding taxes on intercompany dividend                       --             --          2,000
       Other                                                          (172)           220           (262)
     ---------------------------------------------------------------------------------------------------
       Actual income tax expense                                  $ 16,099       $ 10,656       $  9,868
     ===================================================================================================

     Future income tax assets and liabilities are as follows:

                                                                                   2003           2002
     ===================================================================================================
     Future income tax assets (liabilities):
       Capital assets                                                            $    513       $    397
       Stock-based compensation                                                       251            314
       Unused tax losses, expiring on December 31, 2004 to 2007                       902          1,085
       Other                                                                          393            105
     ---------------------------------------------------------------------------------------------------
       Total future income tax assets                                               2,059          1,901
       Valuation allowance                                                             --           (288)
     ---------------------------------------------------------------------------------------------------
       Net future income tax assets                                                 2,059          1,613
     ---------------------------------------------------------------------------------------------------

     Future income tax liabilities arising from
     temporary differences between the tax basis of net
     assets and their carrying value:
       Capital assets                                                              (1,328)        (2,064)
       Goodwill                                                                    (4,319)        (1,515)
       Other                                                                         (946)            --
     ---------------------------------------------------------------------------------------------------
       Total future income tax liabilities                                         (6,593)        (3,579)
     ---------------------------------------------------------------------------------------------------
                                                                                 $ (4,534)      $ (1,966)
     ===================================================================================================

                                                                            (51)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Tabular dollar amounts expressed in thousands of United States Dollars, except per share amounts)

                  Years ended December 31, 2003, 2002 and 2001

11.  COMMITMENTS AND CONTINGENCIES:

     (a)  Operating leases:

          The Company is party to certain operating leases. These operating leases relate to auction sites located in the United Arab Emirates, Mexico, the United States, Canada, Australia and Singapore. The future minimum lease payments as at December 31, 2003 are approximately as follows:

          2004                                                     $  1,388
          2005                                                        1,278
          2006                                                        1,039
          2007                                                          483
          2008                                                          483
          Thereafter                                                    242

          Total rent expenses in respect of these leases for the year ended December 31, 2003 was $1,304,000 (2002 -- $1,069,000; 2001 --
          $689,000).

     (b)  Contingencies:

          Certain of the Company's operating leases for auction sites contain clauses that require the Company to return the auction site to the state and condition in which it was at the inception of the lease if the Company terminates the lease or does not renew it at the end of the lease term. The occurrence and amount of the potential liability, if any, for these site restoration costs is not determinable at the date of these financial statements.

          In certain situations the Company will guarantee a consignor a minimum level of proceeds in connection with the sale at auction of that consignor's equipment(note 1(f)). At December 31, 2003 the Company had outstanding guarantees under contract totaling $9,786,000 (2002 -- nil) (undiscounted and before estimated proceeds from sale at auction) for equipment to be sold at various auctions to be held prior to July 1, 2004. The Company has not recorded a liability with respect to these guarantees.

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles("GAAP") in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the years ended December 31, 2003, 2002 and 2001, net earnings in accordance with Canadian GAAP equals net earnings in accordance with United States GAAP.

     US GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

                                                                             2003         2002           2001
     ----------------------------------------------------------------------------------------------------------
     Net earnings in accordance with Canadian and United States GAAP      $  36,594    $   28,371    $   20,054
     Other comprehensive income (loss):
       Foreign currency translation adjustment                               17,180         4,391        (2,887)
     ----------------------------------------------------------------------------------------------------------
     Comprehensive income in accordance with United States GAAP           $  53,774    $   32,762    $   17,167
     ==========================================================================================================

     Accumulated other comprehensive income (loss), which under United States GAAP is presented as a separate component of shareholders' equity, is comprised of the following:

                                                                2003            2002             2001
     --------------------------------------------------------------------------------------------------
     Foreign currency translation adjustment:
     Balance, beginning of year                              $  (4,453)      $  (8,844)      $   (5,957)
     Current period change                                      17,180           4,391           (2,887)
     --------------------------------------------------------------------------------------------------
     Balance, end of year                                    $  12,727       $  (4,453)      $   (8,844)
     ==================================================================================================

(52)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

                                                                            (53)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

SELECTED FINANCIAL AND OPERATING DATA

(Tabular dollar amounts expressed in thousands of United States dollars, except per share data)

Years ended December 31,                          2003            2002              2001            2000               1999
------------------------------------------------------------------------------------------------------------------------------
GROSS AUCTION SALES (UNAUDITED)              $  1,559,393     $  1,376,206     $  1,290,897     $ 1,232,974       $  1,170,529
------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
  Auction revenues                           $    161,542     $    133,552     $    116,991     $   106,125       $    104,624
  Direct expenses                                 (22,099)         (19,684)         (18,861)        (17,936)           (17,469)
------------------------------------------------------------------------------------------------------------------------------
                                                  139,443          113,868           98,130          88,189             87,155

  Depreciation and amortization                    11,773            9,208(2)        (9,076)(2)      (7,761)(2)         (5,581)(2)
  General and administrative                       71,265(1)        63,786          (56,517)        (52,942)           (47,346)
------------------------------------------------------------------------------------------------------------------------------
  Earnings from operations                         56,405           40,874           32,537          27,486             34,228

  Interest expense                                 (4,772)          (4,302)          (4,024)         (3,378)            (1,705)
  Other income                                      1,060            2,455(3)         1,409           1,252              1,209
------------------------------------------------------------------------------------------------------------------------------
  Earnings before income taxes                     52,693           39,027           29,922          25,360             33,732
  Income taxes                                     16,099           10,656           (9,868)(4)      (8,155)           (11,452)
------------------------------------------------------------------------------------------------------------------------------
  Net earnings                               $     36,594     $     28,371     $     20,054     $    17,205       $     22,280
==============================================================================================================================
  Net earnings per share-diluted             $       2.14     $       1.68     $       1.19     $      1.02       $       1.32
==============================================================================================================================

BALANCE SHEET DATA (END OF YEAR):
  Working capital (including cash)           $     35,346     $     25,443     $     19,279     $    30,857       $     25,980
  Total assets                                    413,008          329,136          275,543         268,353            216,146
  Long-term debt                                   27,350           62,612           61,217          57,821             35,728
  Total shareholders' equity                      252,779          199,374          165,933         148,764            134,395

SELECTED OPERATING DATA (UNAUDITED):
  Auction revenues as percentage
   of gross auction sales                           10.36%            9.70%            9.06%           8.61%              8.94%
  Number of consignors                             23,480           20,919           19,196          18,177             16,185
  Number of bidders                               181,039          156,010          139,339         122,154            116,325
  Number of buyers                                 55,946           50,126           46,647          41,940             38,958
  Number of permanent
   auction sites (end of year)                         22               22               21              20                 17

(1) General and administrative expenses in 2003 include stock-based compensation expense of $1.0 million ($0.9 million net of income taxes, or $0.05 per diluted share) relating to the prospective adoption of the stock-based compensation accounting policy. The Company adopted the fair value method of accounting effective January 1, 2003.

(2) The Company stopped amortizing goodwill effective January 1, 2002 in accordance with new accounting pronouncements. The amortization expense in prior years was $1.7 million in 2001, $1.7 million in 2000, and $1.2 million in 1999.

(3)  Other income in 2002 includes $1.0 million of non-recurring income.

(4) 2001 income tax expense includes a charge of $2.0 million for with holding taxes paid on an intercompany dividend.

(54)

                                  RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

SUPPLEMENTAL QUARTERLY DATA

(Unaudited; tabular dollar amounts expressed in thousands of United States Dollars, except per share data)

                                        Gross          Auction          Net             Net Earnings Per Share        Closing
2003                                Auction Sales     Revenues       Earnings              Basic       Diluted      Stock Price
----------------------------------------------------------------------------------------------------------------------------------
1st quarter                        $      341,475    $   36,381     $    8,575         $     0.51     $  0.51         $ 31.71
2nd quarter                               462,979        47,657         12,881               0.76        0.76           38.51
3rd quarter                               277,832        29,785          2,721               0.16        0.16           41.45
4th quarter                               477,107        47,719         12,417               0.73        0.72           53.10
-------------------------------------------------------------------------------------------------------------
                                   $    1,559,393    $  161,542     $   36,594(1)      $     2.17     $  2.14
=============================================================================================================

                                        Gross          Auction          Net             Net Earnings Per Share        Closing
2002                                Auction Sales     Revenues       Earnings              Basic       Diluted      Stock Price
----------------------------------------------------------------------------------------------------------------------------------
1st quarter                        $      293,208    $   29,317     $    5,363         $     0.32     $  0.32         $ 27.15
2nd quarter(2)                            414,056        38,864         10,775               0.64        0.64           31.21
3rd quarter                               208,071        20,991          1,111               0.07        0.07           29.80
4th quarter                               460,871        44,380         11,122               0.66        0.65           32.35
-------------------------------------------------------------------------------------------------------------
                                   $    1,376,206    $  133,552     $   28,371(3)      $     1.69     $  1.68
=============================================================================================================

                                        Gross          Auction          Net             Net Earnings Per Share        Closing
2001                                Auction Sales     Revenues       Earnings              Basic       Diluted      Stock Price
----------------------------------------------------------------------------------------------------------------------------------
1st quarter                        $      289,724    $   25,445     $    3,062         $     0.18     $  0.18         $ 23.50
2nd quarter                               373,990        35,025          6,351(4)            0.38(4)     0.38(4)        27.50
3rd quarter                               179,294        16,851           (955)             (0.06)      (0.06)          24.85
4th quarter                               447,889        39,670         11,596               0.69        0.69           24.88
-------------------------------------------------------------------------------------------------------------
                                   $    1,290,897    $  116,991     $   20,054(3)(4)   $     1.20(4)  $  1.19(4)
=============================================================================================================

                                        Gross          Auction          Net             Net Earnings Per Share        Closing
2000                                Auction Sales     Revenues       Earnings              Basic       Diluted      Stock Price
----------------------------------------------------------------------------------------------------------------------------------
1st quarter                        $      289,928    $   26,769     $    3,609         $     0.22     $  0.21         $ 25.50
2nd quarter                               353,354        29,570          6,109               0.36        0.36           23.94
3rd quarter                               231,550        21,554          1,503               0.09        0.09           21.38
4th quarter                               358,142        28,232          5,984               0.36        0.36           20.75
-------------------------------------------------------------------------------------------------------------
                                   $    1,232,974    $  106,125     $   17,205(3)      $     1.03     $  1.02
=============================================================================================================

                                        Gross          Auction          Net             Net Earnings Per Share        Closing
1999                                Auction Sales     Revenues       Earnings              Basic       Diluted      Stock Price
----------------------------------------------------------------------------------------------------------------------------------
1st quarter                        $      201,764    $   18,013     $    1,632         $     0.10     $  0.10         $ 33.69
2nd quarter                               387,288        35,589         10,471               0.63        0.62           38.13
3rd quarter                               219,024        20,699          2,146               0.13        0.13           38.00
4th quarter                               362,453        30,323          8,031               0.48        0.47           27.75
-------------------------------------------------------------------------------------------------------------
                                   $    1,170,529    $  104,624     $   22,280(3)      $     1.34     $  1.32
=============================================================================================================

(1) The Company recorded stock-based compensation expense of $1.0 million ($0.9 million net of income taxes) during 2003 relating to the prospective adoption of the new stock-based compensation accounting policy. The Company has retroactively restated the 2003 quarterly net earnings and earnings per share amounts to give effect to the change in accounting policy as if it had been adopted on January 1, 2003. The estimated quarterly net earnings amounts are reflected in the table presented above.

(2) Net earnings for the second quarter of 2002 include non-recurring income of $0.8 million or $0.05 per share and net earnings for the third quarter of 1998 include non-recurring income of $1.2 million or $0.07 per share.

(3) The Company stopped amortizing goodwill effective January 1, 2002 in accordance with new accounting pronouncements. The amortization expense in prior years was $1.7 million in 2001, $1.7 million in 2000 and $1.2 million in 1999.

(4) Excluding the impact of $2.0 million in withholding taxes paid on an intercompany dividend in the second quarter of 2001, net earnings for the quarter would have been $8.4 million ($0.60 per share, basic or diluted) and net earnings for the full year would have been $22.1 million ($1.32 per basic share, $1.31 per diluted share).

                                                                            (55)

RITCHIE BROS. AUCTIONEERS / ANNUAL REPORT 2003

SHAREHOLDER INFORMATION

ADDRESS

RITCHIE BROS. AUCTIONEERS INCORPORATED
6500 River Road
Richmond, BC
Canada, V6X 4G5
Telephone:            604.273.7564
Canada (toll-free)    1.800.663.1739
USA(toll-free)        1.800.663.8457
Facsimile:            604.273.6873
Website:              www.rbauction.com

BOARD OF DIRECTORS

David E. Ritchie      Chairman & Chief Executive Officer

Peter J. Blake        Director, Senior VP & Chief Financial Officer

C. Russell Cmolik     Director

Charles E. Croft      Director

G. Edward Moul        Director

Mr. Moul serves as Lead Independent Director. Shareholders wishing to speak to the Lead Independent Director should call 604.233.6153 or send an email to leaddirector@rbauction.com.

MANAGEMENT ADVISORY COMMITTEE

David E. Ritchie*     Chief Executive Officer

Robert S. Armstrong   VP - Finance & Internet Services; Corporate Secretary

Peter J. Blake*       Senior VP & Chief Financial Officer

J. Dale Finlan        Chief Information Officer

Robert K. Mackay*     Executive VP

Michael J. Murray     VP - Northwest Division

David D. Nicholson    VP - South Central Division

Victor E. Pospiech    VP - Human Resources & Administration

C. Denis Prevost      VP - National Accounts

Michael G. Ritchie    VP - Western Canada Division

Roger W. Rummel*      Senior VP - Southwest & Mexico Divisions

J. Dean Siddle        VP - Senior Valuation Analyst

R. Clay Tippett       VP - Marketing & Customer Relations

Sylvain M. Touchette  VP - Eastern Canada Division

Guylain Turgeon       Managing Director - European Operations

Randall J. Wall*      President & Chief Operating Officer

Robert K. Whitsit*    Senior VP - Southeast Division

* Member of Executive Committee

CORPORATE GOVERNANCE

Corporate governance information is available on the Company's website at www.rbauction.com.

INVESTOR RELATIONS

Securities analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

  INVESTOR RELATIONS DEPARTMENT

  6500 River Road
  Richmond, BC
  Canada, V6X 4G5
  Telephone:                   604.273.7564
  Canada (toll-free)           1.800.663.1739
  USA(toll-free)               1.800.663.8457
  Facsimile:                   604.273.2405
  Email:                       ir@rbauction.com

Copies of the Company's filings with the U.S. Securities & Exchange Commission and with Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the Internet at rbauction.com.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company's shareholders will be held at 11am on Friday April 16, 2004 at the Abercorn Inn, 9260 Bridgeport Road, Richmond,
BC V6X 1S1.

STOCK EXCHANGES

Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and the Toronto Stock Exchange and on both exchanges, trades under the symbol "RBA".

TRANSFER AGENT

Communications concerning transfer requirements, address changes and lost certificates should be directed to:

  COMPUTERSHARE TRUST COMPANY OF CANADA

  Suite 600
  530 - 8th Avenue S.W.
  Calgary, Alberta
  Canada T2P 3S8
  Telephone:                   403.267.6850
  Canada and USA(toll-free):   1.800.332.0095
  Facsimile:                   403.267.6529
  Email:                       bonnie.steedman@computershare.com

Co-agent in the United States:
COMPUTERSHARE TRUST COMPANY OF NEW YORK
New York, NY

AUDITORS
KPMG LLP
Vancouver, Canada

(56)

[WORLD MAP]

                                    [PICTURE]

                              [RITCHIE BROS. LOGO]

                  6500 River Road, Richmond, BC, Canada V6X 4G5
                       Tel: 604.273.7564 Fax: 604.273.6873

                               www.rbauction.com